As Filed with the Securities and Exchange Commission on March 25, 1996


                                          Registration No. 33-______________
                                          811-______________________________

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                  VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE
                              LIFE SEPARATE ACCOUNT
                              (Exact name of trust)


                       VALLEY FORGE LIFE INSURANCE COMPANY
                               (Name of depositor)

                               CNA Plaza, 43 South
                             Chicago, Illinois 60685
          (Complete address of depositor's principal executive offices)

                               Corporate Secretary
                          Continental Assurance Company
                               CNA Plaza, 43 South
                             Chicago, Illinois 60685
                (Name and complete address of agent for service)

                                    Copy to:
                              Stephen E. Roth, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2404

                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

 Securities Being Offered: Individual Flexible Premium Variable Life Insurance
                                   Policies.

         Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered. The $500 registration fee pursuant to Rule 24f-2 is paid with this filing.

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE
                              LIFE SEPARATE ACCOUNT
                       VALLEY FORGE LIFE INSURANCE COMPANY


                           Cross Reference to Items Required by Form N-8B-2

N-8B-2 ITEM                CAPTION IN PROSPECTUS
-----------                ---------------------
1                          Cover Page
2                          Cover Page
3                          Not Applicable
4                          Sale of the Policies
5                          The Variable Account
6                          The Variable Account
7                          Not Applicable
8                          Not Applicable
9                          Legal Matters
10                         Summary and Diagram of the Policy; The Policy;
                           Withdrawal Privilege; Surrender Privilege; Transfers
                           of Policy Values; Premium Payments; Net Premium
                           Allocations; Voting Privileges; Modification of the
                           Policy
11                         The Funds
12                         The Funds
13                         Charges and Deductions
14                         Purchasing a Policy
15                         Premium Payments; Net Premium Allocations
16                         Net Premium Allocations; Variable Policy Value;
                           The Funds
17                         Withdrawal Privilege; Surrender Privilege
18                         The Variable Account
19                         Reports to Owners
20                         Other Policy Benefits and Provisions
21                         Policy Loans
22                         Not Applicable
23                         Not Applicable
24                         Not Applicable
25                         The Company; Other Information About the Policies and
                           the Company
26                         Charges and Deductions
27                         The Company; Other Information About the Policies and
                           the Company
28                         The Company Directors and Executive Officers
29                         The Company
30                         Not Applicable
31                         Not Applicable
32                         Not Applicable
33                         Not Applicable
34                         Not Applicable
35                         The Variable Account

36                         Not Applicable
37                         Not Applicable
38                         Sale of the Policies
39                         Sale of the Policies
40                         Sale of the Policies
41                         Sale of the Policies
42                         Not Applicable
43                         Not Applicable
44                         Variable Policy Value
45                         Not Applicable
46                         Variable Policy Value
47                         The Variable Account; The Funds
48                         The Company
49                         Not Applicable
50                         Not Applicable
51                         The Policy; Other Policy Benefits and Provisions
52                         The Variable Account
53                         Tax Considerations
54                         Not Applicable
55                         Illustrations of Policy Values, Surrender Values,
                           Death Benefits and Accumulated
                           Premium Payments
56                         Not Applicable
57                         Not Applicable
58                         Not Applicable
59                         Financial Statements

                                   PROSPECTUS

      INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY

                                    Issued by

                     VALLEY FORGE LIFE INSURANCE COMPANY AND
       VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

This prospectus describes an individual flexible premium variable and fixed life insurance policy (the "Policy") offered by Valley Forge Life Insurance Company (the "Company"). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy, and at the same time provide the Owner with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of Death Benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy.

The Owner may, within limits, allocate Net Premium Payments and Policy Value to one or more Subaccounts of the Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account") and the Company's general account (the "Fixed Account"). Discussions of values under the Policy in this prospectus generally relate only to the values allocated to the Variable Account. The assets of each Subaccount of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of The Alger American Fund, Federated Insurance Management Series, MFS Variable Insurance Trust, Sogen Variable Funds, Inc., Van Eck Worldwide Insurance Trust and Fidelity Variable Insurance Products Funds I and II.

The prospectuses for the Funds describe the investment objectives and risks of investing in the Subaccount corresponding to each. The Owner bears the entire investment risk for Policy Value allocated to a Subaccount. Consequently, except as to Policy Value allocated to the Fixed Account, the Policy has no guaranteed minimum Policy Value.

It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or convert it to a Policy that provides benefits that do not vary with the investment results of the Variable Account by exercising the Special Transfer Right.

Please read this prospectus and the prospectus for the Funds carefully and retain both for future reference. This prospectus must be accompanied or preceded by the current prospectuses for the Funds.

AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS RISK OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  June __, 1995

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS.................................................................  4

SUMMARY AND DIAGRAM OF THE POLICY...........................................  7

GENERAL INFORMATION ABOUT THE COMPANY, THE VARIABLE ACCOUNT AND THE FUNDS... 11

     The Company............................................................ 11
     The Variable Account................................................... 11
     The Funds.............................................................. 12

THE POLICY.................................................................. 15

     Purchasing a Policy.................................................... 15
     Cancellation Privilege................................................. 15
     Premium Payments....................................................... 16
     Net Premium Allocations................................................ 17
     Policy Lapse and Reinstatement......................................... 17
     Variable Policy Value.................................................. 18
     Fixed Policy Value..................................................... 19
     Transfers of Policy Values............................................. 20
     Surrender Privilege.................................................... 21
     Withdrawal Privilege................................................... 21
     Policy Loans........................................................... 22
     Maturity Benefits...................................................... 23
     Death Benefit Proceeds................................................. 23
     Settlement Options..................................................... 26
     Telephone Transaction Privileges....................................... 27

THE FIXED ACCOUNT........................................................... 28

     The Fixed Account...................................................... 28
     Interest Credited on Fixed Policy Value................................ 28

CHARGES AND DEDUCTIONS...................................................... 28

     Sales Charges.......................................................... 28
     Premium Tax Charge..................................................... 29
     Federal Tax Charge..................................................... 29
     Surrender Charge....................................................... 29
     Other Taxes............................................................ 31
     Monthly Deduction...................................................... 31
     Daily Mortality and Expense Risk Charge................................ 32
     Transfer Processing Fee................................................ 33
     Fund Expenses.......................................................... 33

OTHER POLICY BENEFITS AND PROVISIONS........................................ 33

     Ownership.............................................................. 33
     The Company's Right to Contest the Policy.............................. 34
     Suicide Exclusion...................................................... 34

     Misstatement of Age or Sex............................................. 34
     Modification of the Policy............................................. 35
     Suspension or Delay in Payments........................................ 35
     Reports to Owners...................................................... 35
     Supplemental Benefits and/or Riders.................................... 36

TAX CONSIDERATIONS.......................................................... 36

     Tax Status of the Policies............................................. 36
     Tax Treatment of Policy Benefits....................................... 38

OTHER INFORMATION ABOUT THE POLICIES AND THE COMPANY........................ 40

     Sale of the Policies................................................... 40
     Voting Privileges...................................................... 40
     The Company Directors and Executive Officers........................... 41
     Company Holidays....................................................... 42
     State Regulation....................................................... 43
     Additional Information................................................. 43
     Experts................................................................ 43
     Legal Matters.......................................................... 43
     Financial Statements................................................... 43

ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
ACCUMULATED PREMIUM PAYMENTS................................................ 44

Appendix.................................................................... 46

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF THE FUNDS, OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS.

                                   DEFINITIONS


ATTAINED AGE - The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.


BENEFICIARY - The person(s) to whom the Death Benefit Proceeds are paid upon the death of the Insured. The Owner may designate primary, contingent, and irrevocable Beneficiaries.

CANCELLATION PERIOD - The period shown in the Policy during which the Owner may cancel the Policy for a refund by returning it to the Company.

CASH VALUE - Policy Value minus any applicable Surrender Charge.

CODE - The Internal Revenue Code of 1986, as amended.

CONTINGENT BENEFICIARY - The person(s) to whom the Death Benefit Proceeds are paid upon the death of the Insured if the primary Beneficiary (or Beneficiaries) is not living.

DEATH BENEFIT - The amount payable to the Beneficiary under a Death Benefit Option before adjustments if the Insured dies while the Policy is in force before the Maturity Date.

DEATH BENEFIT OPTION - One of two options that an Owner may select for the computation of the Death Benefit Proceeds.

DEATH BENEFIT PROCEEDS - The total amount payable to the Beneficiary if the Insured dies while the Policy is in force before the Maturity Date.

DUE PROOF OF DEATH - Proof of death satisfactory to the Company. Due Proof of Death may consist of the following: (a) a certified copy of the death record;
(b) a certified copy of a court decree reciting a finding of death; or (c) any other proof satisfactory to the Company.

FIXED ACCOUNT - Part of the Company's General Account to which Policy Value may be transferred or Net Premium Payments may be allocated under a Policy.

FIXED POLICY VALUE - The Policy Value in the Fixed Account.

FUND - Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which a Subaccount invests.

GENERAL ACCOUNT - The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

GRACE PERIOD - A 61-day period during which an Owner may make premium payments to cover the overdue (and other specified) monthly deductions and thereby prevent the Policy from Lapsing.

GUIDELINE ANNUAL PREMIUM - The "guideline annual premium" as defined in applicable regulations under the Investment Company Act of 1940, as amended.

INITIAL SPECIFIED AMOUNT - The Specified Amount on the Policy Effective Date.

INSURED - The person whose life is insured by the Policy.

ISSUE AGE - The Insured's age as of the nearest birthday on the Policy Effective Date.

LAPSE - Termination of the Policy at the expiration of the Grace Period while the Insured is still living before the Maturity Date.

LOAN ACCOUNT - A portion of the Company's General Account to which Variable Policy Value or Fixed Policy Value is transferred to provide collateral for any loan taken under the Policy.

LOAN ACCOUNT VALUE - The Policy Value in the Loan Account.

LOAN AMOUNT - At any time other than a Policy Anniversary, the Loan Account Value plus any interest charges accrued on the Loan Account Value up to that time. On a Policy Anniversary, the Loan Amount equals the Loan Account Value.

MATURITY DATE - The date shown in the Policy on which the Owner is paid the Surrender Value, if any, provided the Insured is still living while the Policy is in force. It is the Policy Anniversary nearest the Insured's 95th birthday.

MINIMUM INITIAL PREMIUM PAYMENT - The amount shown in the Policy that the Owner must pay before coverage becomes effective under the Policy.

MINIMUM MONTHLY PREMIUM PAYMENT - The minimum amount of monthly premium payments (or the equivalent) that an Owner must make in order for the Lapse Prevention Guarantee to remain in effect.

MONTHLY ANNIVERSARY DAY - The same day as the Policy Effective Date for each succeeding month.

NET AMOUNT AT RISK - As of any Monthly Anniversary Day, the Death Benefit under the Policy (discounted for the upcoming month) less the Policy Value (before the deduction of the monthly policy fee, monthly first-year issue fee and the cost of additional benefits provided by rider).

NET ASSET  VALUE  PER  SHARE - The value per share of any Fund on any  Valuation
Day. The method of computing the Net Asset Value is described in the prospectuses for the Funds.

NET PREMIUM PAYMENT - Any premium payment less any premium tax charge, deferred acquisition cost tax charge, and sales charge deducted from the premium payment.

OWNER - The person or persons who owns (or own) the Policy and who is (are) entitled to exercise all rights and privileges provided in the Policy. The maximum number of joint Owners is two. References in this prospectus to an action by the "Owner" mean, in the case of joint Owners, both Owners acting jointly.

PLANNED PERIODIC PREMIUM PAYMENT - The premium payment selected by the Owner as a level amount that he or she (or they) plans to pay on a monthly, quarterly, semi-annual or annual basis over the life of the Policy.

POLICY ANNIVERSARY - The same date in each Policy Year as the Policy Effective Date.

POLICY EFFECTIVE DATE - The date shown in the Policy from which Policy Years and various other periods described in this prospectus are measured. The Policy Effective Date is never the 29th, 30th or 31st of a month.

POLICY VALUE - The sum of the Variable Policy Value, the Fixed Policy Value, and the Loan Account Value.

POLICY YEAR - A twelve-month period beginning on the Policy Effective Date or on a Policy Anniversary.

SEC - The U.S. Securities and Exchange Commission.

SERVICE CENTER - The offices of the Company's administrative agent, Financial Administration Services, Inc., at 95 Bridge Street, Haddam, Connecticut 06438.

SETTLEMENT OPTION - The manner in which an Owner or Beneficiary (or Contingent Beneficiary) elects to receive the amount of any surrender or withdrawal or the Death Benefit Proceeds.

SETTLEMENT PAYMENT - Payments made by the Company under a Settlement Option.

SPECIFIED AMOUNT - A dollar amount selected by the Owner and shown in the Policy that is used to determine the Death Benefit.

SUBACCOUNT - A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

SUBACCOUNT VALUE - The Policy Value in a Subaccount.

SURRENDER VALUE - The Cash Value minus any Loan Amount.

TARGET PREMIUM PAYMENT - An amount of premium payments, computed separately for each increment of Specified Amount under a Policy, used to compute sales charges and sales surrender charges.

THE COMPANY - Valley Forge Life Insurance Company.

UNIT - A unit of measurement used to calculate Variable Policy Value.

VALUATION DAY - For each Subaccount, each day on which the New York Stock Exchange is open for business except for certain holidays listed in this prospectus and days that a Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD - The period that starts at the close of regular trading on the New York Stock Exchange on any valuation day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT - Valley Forge Life Insurance Company Variable Life Separate Account.

VARIABLE POLICY VALUE - The sum of all Subaccount Values.

WRITTEN NOTICE - A written notice or request in a form satisfactory to the Company that is signed by the Owner and received at the Service Center.

                        SUMMARY AND DIAGRAM OF THE POLICY


The following summary of prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Insured is alive, the Policy is in force and there is no outstanding Loan Amount.

The Policy is similar in many ways to a fixed-benefit life insurance policy. As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the person insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime. As with many fixed-benefit life insurance policies, the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.

However, the Policy differs from a fixed-benefit life insurance policy in several important respects. Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Subaccounts to which Policy Value is allocated. Also, unless the entire Policy Value is allocated to the Fixed Account, there is no guaranteed minimum Surrender Value. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will Lapse without value. (See "Policy Lapse and Reinstatement.") However, the Company guarantees that the Policy will remain in force during the first five Policy Years as long as certain requirements related to the Minimum Monthly Premium Payment have been met. (See "Policy Lapse and Reinstatement.") If a Policy Lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Tax Considerations.")

The most important features of the Policy, such as charges and deductions, Policy Value benefits, Death Benefits, and calculation of Policy values, are summarized in the diagram on the following pages.

PURPOSE OF THE POLICY. The Policy is designed to provide lifetime insurance benefits and long-term investment of Policy Value. A prospective Owner should evaluate the Policy in conjunction with other insurance coverage that he or she may have, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).

POLICY BENEFITS. Two Death Benefit options are available under the Policy: a level Death Benefit ("Option 1") and a Death Benefit that may increase or decrease ("Option 2"). The Company guarantees that the Death Benefit Proceeds will never be less than the Specified Amount (less any outstanding Loan Amount and past due charges) as long as sufficient premiums payments are made to keep the Policy in force. The Policy provides for a Surrender Value that an Owner may obtain by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.

ILLUSTRATIONS. Illustrations in this prospectus or used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and should not be considered a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

TAX CONSIDERATIONS. The Company intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Code. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of premium payments made in relation to the Death Benefit provided under the Policy. The Company will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations."

CANCELLATION PRIVILEGE AND SPECIAL TRANSFER RIGHT. For a limited time after the Policy is issued, the Owner may cancel the Policy and receive a refund. (See "Cancellation Privilege.") In certain states, until the end of this "Cancellation Period," the Company will allocate Net Premium Payments to the Subaccount investing in the Prime Money Market Fund (the "Money Market Subaccount"). (See "Net Premium Allocations.") At any time within 24 Policy Months after the date that coverage begins under the Policy, the Owner may transfer the entire Variable Policy Value to the Fixed Account without payment of any transfer fee and without the transfer counting as one the 4 transfers per Policy Year that may be made without incurring a transfer fee. (See "Special Transfer Privilege.")

OWNER INQUIRIES. If you have any questions, you may write or call the Company's Service Center at 95 Bridge Street, Haddam, Connecticut 06438, 1-800- - .

                                DIAGRAM OF POLICY

     |---------------------------------------------------------------------|
     |                           PREMIUM PAYMENTS                          |
     |  o   The Owner may select a payment plan but is not required to pay |
     |      premium payments according to the plan. The Owner can vary the |
     |      amount and frequency and can skip Planned Periodic Premium     |
     |      Payments. See "Premium Payments" for rules and limits.         |
     |                                                                     |
     |  o   The Policy's Minimum Initial Premium Payment and Minimum       |
     |      Monthly Premium Payment depend on the Insured's age, sex and   |
     |      risk class, Specified Amount selected, and any supplemental    |
     |      benefits and/or riders.  See "Premium Payments."               |
     |                                                                     |
     |  o   Unscheduled premium payments may be made, within limits.  See  |
     |      "Premium Payments."                                            |
     |---------------------------------------------------------------------|
                                        |
                                        V
   |-----------------------------------------------------------------------|
   |                       DEDUCTIONS FROM PREMIUM PAYMENTS                |
   | o   For sales charge (4% of premium payments up to the Target Premium |
   |     Payment in Policy Years 1 through 10; 2% of premium payments up to|
   |     the Target Premium Payment in Policy Year 11 and thereafter).  See|
   |     "Charges and Deductions."                                         |
   |                                                                       |
   | o   For federal taxes (1.25% of premium payments).  See "Charges and  |
   |     Deductions."                                                      |
   |                                                                       |
   | o   For state and local premium taxes (2.25% of premium payments).    |
   |     See "Charges and Deductions."                                     |
   |-----------------------------------------------------------------------|
                                        |
                                        V
|------------------------------------------------------------------------------|
|                              NET PREMIUM PAYMENTS                            |
| o The Owner may direct the allocation of Net Premium Payments among 18| | Subaccounts and the Fixed Account. See "The Policy" for rules and limits |
|     on Net Premium Payment allocations.                                      |
|                                                                              |
| o   The Subaccounts invest in corresponding Funds.  See "General Information |
|     About the Company."  Funds available are:                                |
|                                                                              |
|     Federated High Income Bond Fund II   Fidelity Asset Manager Portfolio    |
|     Federated Prime Money Fund II        Fidelity Contrafund Portfolio       |
|     Federated Utility Fund II            Fidelity Equity-Income Portfolio    |
|                                          Fidelity Index 500 Portfolio        |
|     MFS Emerging Growth Series                                               |
|     MFS Growth With Income Series        MFS Research Series                 |
|     MFS Limited Maturity Series          MFS Total Return Series             |
|                                                                              |
|     Alger American Growth Portfolio                                          |
|     Alger American MidCap Growth Portfolio                                   |
|     Alger American Small Capitalization Portfolio                            |
|     Van Eck Emerging Markets Fund                                            |
|     Van Eck Gold and Natural Resources Fund                                  |
|     SoGen Overseas Portfolio                                                 |
|                                                                              |
|o   Interest is credited on amounts allocated to the Fixed Account at a       |
|    minimum guaranteed rate of 4%. See "The Fixed Account" for more           |
|    information about the Fixed Account.                                      |
|------------------------------------------------------------------------------|
                                        |
                                        V

|------------------------------------------------------------------------------|
|                          DEDUCTIONS FROM POLICY VALUE                        |
| o Monthly Deduction for cost of insurance charge, policy fees, first-year | | issue fee, Specified Amount Increase fee, and charges for any supplemental| | and/or rider benefits. The policy fee is currently $6.00 per month, the | | first-year issue fee is currently $20.00 per month for the first 12 Policy| | months, and the Specified Amount increase fee is currently $10.00 per |
|    month for the first 12 months following an increase.                      |
|                                                                              |
|                             DEDUCTIONS FROM ASSETS                           |
| o Daily charge at an annual rate of 0.90% from the Subaccounts for mortality| | and expense risks during the first 10 Policy Years, and 0.45% in the| | eleventh Policy Year and thereafter. See "Charges and Deductions." This|
|    charge is not deducted from Fixed Policy Value.                           |
|                                                                              |
| o  Investment advisory fees and fund operating expenses are also deducted    |
|    from the assets of each Fund.  See page "Charges and Deductions."         |
|------------------------------------------------------------------------------|
                                        |
                                        V

|------------------------------------------------------------------------------|
|                                  Policy Value                                |
| o Is equal to Net Premiums, as adjusted each Valuation Day to reflect        |
|   Subaccount investment experience, interest credited on Fixed Policy        |
|   Value, charges deducted and other Policy transactions (such as transfers   |
|   and withdrawals).  See "Calculation of Policy Values."                     |
|                                                                              |
| o May vary from day to day. There is no minimum guaranteed Policy Value. | | The Policy may Lapse if the Policy Value is insufficient to cover a Monthly|
|   Deduction due.  See "The Policy."                                          |
|                                                                              |
| o Can be transferred between and among the Subaccounts and the Fixed Account.| | A transfer fee of $25.00 per transfer may apply if more than 4 transfers| | are made in a Policy Year. See "Policy Benefits" for rules and limits.| | Policy loans reduce the amount available for allocations and transfers. |
|                                                                              |
| o Is the starting point for calculating  certain values under a Policy, such |
|   as the Cash Value,  Surrender Value, and the Death Benefit used to         |
|   determine Death Benefit Proceeds.                                          |
|------------------------------------------------------------------------------|
                           |                                                  |
                           V                                                  V

|---------------------------------------------------------|      |------------------------------------------------|
|                    POLICY BENEFITS                      |      |                  DEATH BENEFITS                |
| o  Loans may be taken for amounts up to 90% of          |      | o  Available as lump sum or under a variety of |
|    Surrender Value, at an effective annual interest     |      |    Settlement Options.                         |
|    rate of 8%.  See "Policy Loans" for rules and limits.|      |                                                |
|                                                         |      | o  The minimum Specified Amount is $100,000.   |
| o  Withdrawals generally can be made provided there is  |      |                                                |
|    sufficient remaining Surrender Value.  See           |      | o  Two Death Benefit Options available: Option |
|    "Withdrawal Privilege" for rules and limits.         |      |    1, equal to the Specified Amount, and Option|
|                                                         |      |    2, equal to the Specified Amount plus Policy|
| o  The Policy may be surrendered in full at any time    |      |    Value. See "Death Benefit Proceeds."        |
|    for its Surrender Value.  A declining deferred       |      |                                                |
|    Surrender Charge is assessed in connection with the  |      | o  Flexibility to change the Death Benefit     |
|    initial Specified Amount on surrenders or            |      |    Option and Specified Amount.  See "Death    |
|    withdrawals during the first 14 Policy Years.  It    |      |    Benefit Proceeds" for rules and limits.     |
|    consists of (1) a Sales Surrender Charge of up to    |      |                                                |
|    34% of premium payments in the first Policy Year up  |      | o  Supplemental benefits and/or riders are     |
|    to the Target Premium Payment and 33% of premium     |      |    available.  See "Other Policy Benefits and  |
|    payments up to the Target Premium Payment in each of |      |    Provisions."                                |
|    Policy Years 2 through 6 until the total Sales       |      |                                                |
|    Surrender Charge equals 100% of a single Target      |      |                                                |
|    Premium Payment, and (2) an Administration Surrender |      |                                                |
|    Charge of up to $5.00 per $1,000 of Specified        |      |                                                |
|    Amount.  See "Charges and Deductions."               |      |                                                |
|                                                         |      |                                                |
| o  A declining deferred Sales Surrender Charge is       |      |                                                |
|    assessed in connection with an increase in Specified |      |                                                |
|    Amount on surrenders or withdrawals within 14 Policy |      |                                                |
|    Years of such increase.  The Charge is 34% of        |      |                                                |
|    premium payments attributable to the increase up to  |      |                                                |
|    the Target Premium Payment for the increase in the   |      |                                                |
|    year following the increase, and 33% of premium      |      |                                                |
|    payments attributable to the increase up to the      |      |                                                |
|    Target Premium Payment for the increase in each of   |      |                                                |
|    next 5 years following the increase until the Sales  |      |                                                |
|    Surrender Charge for the increase equals 100% of the |      |                                                |
|    Target Premium Payment for the increase.  See        |      |                                                |
|    "Charges and Deductions."                            |      |                                                |
|---------------------------------------------------------|      |------------------------------------------------|

--------------------------------------------------------------------------------
   GENERAL INFORMATION ABOUT THE COMPANY, THE VARIABLE ACCOUNT AND THE FUNDS
--------------------------------------------------------------------------------

THE COMPANY

The Company is a life insurance company organized under the laws of the State of Pennsylvania in 1956 and is authorized to transact business in the District of Columbia, Puerto Rico, Guam and all states except New York. The Company's home office is located at 401 Penn St., Reading, Pennsylvania 19601, and its executive office is located at CNA Plaza, Chicago, Illinois 60685. The Company is a wholly-owned subsidiary of Continental Assurance Company ("CAC"), a life insurance company which, as of December 31, 1994, had assets of approximately $11.1 billion. Subject to a coinsurance pooling agreement (a type of reinsurance arrangement) with CAC, the Company assumes all insurance risks under the Policies, and the Company's assets, which as of December 31, 1994 exceeded $507.7 million, support the benefits under the Policies. See "Other Information About The Policies And The Company," for more detail regarding the Company.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account of the Company established under Pennsylvania law on October 18, 1995. The Company owns the assets of the Variable Account. These assets are held separate from the Company's general account and its other accounts. That portion of the Variable Account's assets that is equal to the reserves and other Policy liabilities of the Variable Account is not chargeable with liabilities arising out of any other business the Company may conduct. If the assets exceed the required reserves and other Policy liabilities, the Company may transfer the excess to the Company's general account. The Variable Account's assets will at all times equal or exceed the sum of the Subaccount Values of all policies funded by the Variable Account.

The Variable Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a "separate account" under the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or the Company. The Variable Account also is governed by the laws of Pennsylvania, the Company's state of domicile, and may also be governed by laws of other states in which the Company does business.

The Variable Account has 18 Subaccounts, each of which invests in shares of a corresponding Fund. Income, gains and losses, realized or unrealized, from assets allocated to a Subaccount are credited to or charged against that Subaccount without regard to other income, gains or losses of the Company.

Where permitted by applicable law, the Company may make the following changes to the Variable Account:

         1. Any changes required by the 1940 Act or other applicable law or regulation;

         2.   Combine separate accounts, including the Variable Account;

         3. Add new subaccounts to or remove existing subaccounts from the Variable Account or combine Subaccounts;

         4. Make Subaccounts (including new subaccounts) available to such classes of Policies as the Company may determine;

         5.   Add new Funds or remove existing Funds;

         6. Substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if the Company determines that investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

         7. Deregister the Variable Account under the 1940 Act if such registration is no longer required; and

         8. Operate the Variable Account as a management investment company under the 1940 Act or as any other form permitted by law.

No such changes will be made without any necessary approval of the SEC and applicable state insurance departments. Owners will be notified of any changes.

THE FUNDS

Each Subaccount invests in a corresponding Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by a registered investment adviser. The Funds as well as a brief description of their investment objectives are provided below.

         Insurance Management Series
         ---------------------------
         The High Income Bond II, Prime Money II and Utility II Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of Insurance Management Series ("IMS"). IMS issues five "series" or classes of shares, each of which represents an interest in a Fund of IMS. Three of these series of shares are available as investment options under the Contracts. The investment objectives of these Funds are set forth below.

     High Income Bond Fund II. This Fund invests primarily in lower-rated fixed-income securities that seek to achieve high current income.

     Prime Money Fund II. This Fund invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity.

     Utility Fund II. This Fund invests in equity and debt securities of utility companies to achieve high current income and moderate capital appreciation.

        IMS is advised by Federated Advisers.

        Variable Insurance Products Fund and Variable Insurance Products Fund II
        ------------------------------------------------------------------------
         The Equity-Income Subaccount invests in shares of a corresponding Fund (i.e., investment portfolios) of Variable Insurance Products Fund ("VIP Fund"). VIP Fund issues five "series" or classes of shares, each of which represents an interest in a Fund of VIP Fund. One of these series of shares is available as an investment option under the Contracts. Asset Manager, Contrafund, and Index 500 Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of Variable Insurance Products Fund II ("VIP Fund II"). VIP Fund II issues five "series" or classes of shares, each of which represents an interest in a Fund of VIP Fund II. Three of these series of shares are available as investment options under the Policies. The investment objectives of these Funds are set forth below.

     Asset Manager Portfolio. This Fund seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

     Contrafund Portfolio. This Fund seeks capital appreciation over the long-term by investing in companies that are undervalued or out-of-favor.

     Equity-Income Portfolio. This Fund seeks current income by investing primarily in income producing equity securities. In choosing these securities, the Fund also considers the potential for capital appreciation.

     Index 500 Portfolio. This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Composite Index of 500 Common Stocks.

         VIP Fund and VIP Fund II are each advised by Fidelity Management & Research Company.

         The Alger American Fund
         -----------------------
         Alger American Growth, Alger American MidCap Growth and Alger American Small Capitalization Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of The Alger American Fund ("AAF"). AAF issues ___ "series" or classes of shares, each of which represents an interest in a Fund of AAF. Three of these series of shares are available as investment options under the Policies. The investment objectives of these Funds are set forth below.

     Alger American Growth Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $ 1 billion or greater.

     Alger American MidCap Growth Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization between $750 million and $3.5 billion.

     Alger American Small Capitalization Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion.

         AAF is advised by Fred Alger Management, Inc.

         MFS Variable Insurance Trust
         ----------------------------
         The MFS Emerging Growth, MFS Growth with Income, MFS Limited Maturity, MFS Research and MFS Total Return Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of MFS Variable Insurance Trust ("MFSVIT"). MFSVIT issues 12 "series" or classes of shares, each of which represents an interest in a Fund of MFSVIT. Five of these series of shares are available as investment options under the Policies. The investment objectives of these Funds are set forth below.

     MFS Emerging Growth Series. This Fund seeks to obtain long-term growth of capital by investing primarily in common stocks of small and medium-sized companies that are early in their life cycle but which have the potential to become major enterprises.

     MFS Growth With Income Series. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

     MFS Limited Maturity Series. This Fund seeks to provide as high a level of current income as is believed to be consistent with prudent investment risk, with capital protection as a secondary objective.

     MFS Research Series. This Fund seeks to provide long-term growth of capital and future income.

     MFS Total Return Series. This Fund seeks primarily to provide above-average income consistent with prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

         MFSVIT is advised by Massachusetts Financial Services Company.

         SoGen Variable Funds, Inc.
         --------------------------
         The SoGen Overseas Subaccount invests in shares of a corresponding Fund (i.e., investment portfolio) of SoGen Variable Funds, Inc. ("SGVF"). SGVF issues ___ "series" or classes of shares, each of which represents an interest in a Fund of SGVF. One of these series of shares is available as an investment option under the Policies. The investment objective of this Fund is set forth below.

     SoGen Overseas Portfolio. This Fund seeks long-term growth of capital by investing primarily in securities of small and medium size non-U.S. companies.

         SGVF is advised by Societe Generale Asset Management Corp.

         Van Eck Worldwide Insurance Trust
         ---------------------------------
         The Emerging Market and Gold and Natural Resources Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of Van Eck Worldwide Insurance Trust ("VEWIT"). VEWIT issues ___ "series" or classes of shares, each of which represents an interest in a Fund of VEWIT. Two of these series of shares are available as investment options under the Policies. The investment objectives of these Funds are set forth below.

     Emerging Markets Fund. This Fund seeks capital appreciation by investing primarily in equity securities in emerging markets around the world.

     Gold and Natural Resources Fund. This Fund seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources such as strategic and other metals, minerals, forest products, oil, natural gas and coal.

         VEWIT is advised by Van Eck Associates Corporation.


NO ONE CAN ASSURE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.

More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Fund that accompanies this prospectus and the current Statement of Additional Information for the Funds. The Funds' prospectus should be read carefully before any decision is made concerning the allocation of premium payments or transfers among the Subaccounts.

Not all of the Funds described in the prospectuses for the Funds are available with the Contract. Moreover, the Company cannot guarantee that each Fund will always be available for its variable annuity contracts, but in the unlikely event that a Fund is not available, the Company will take reasonable steps to secure the availability of a comparable fund. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

The Company has entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser will pay the Company a servicing fee based upon an annual percentage of the average aggregate net assets invested by the Company on behalf of the Variable Account. These agreements reflect administrative services provided to the Funds by the Company. Payments of such amounts by an adviser will not increase the fees paid by the Funds or their shareholders.

Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with the Company or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Values are allocated to the Variable Account, and of owners of other policies whose policy values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, the Company will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

                                   THE POLICY
PURCHASING A POLICY

To purchase a Policy, a prospective Owner must submit a completed application and the Minimum Initial Premium Payment through a licensed agent of the Company who is also a registered representative of broker-dealer having a selling agreement with CNA Investor Services, Inc. ("CNA/ISI"), the principal underwriter of the Policies. The Company requires satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, the Company issues Policies covering Insureds up to age 75 if evidence of insurability satisfies the Company's underwriting criteria. Acceptance of an application is subject to the Company's underwriting criteria, and the Company reserves the right to reject an application for any reason.

Insurance coverage under a Policy begins on the later of the Policy Effective Date or the date that the Company receives the Minimum Initial Premium Payment. Generally the Company establishes the Policy Effective Date (shown on the Policy) after it completes the underwriting process and accepts the application. Where the Minimum Initial Premium Payment is received by the Company after the Policy Effective Date, coverage under the Policy is conditioned upon the Insured's state of health being the same as that described in the application.

With the Company's prior approval, in order to obtain a lower Issue Age, an Owner may "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. A lower Issue Age for the Insured generally results in slightly more favorable cost of insurance rates. Charges for the monthly deduction for the backdated period are deducted as of the Policy Effective Date.

Insurance coverage under the Policy terminates upon the first to occur of the following events: (1) the Insured dies, (2) the Owner surrenders the Policy, (3) the Policy reaches the Maturity Date, or (4) the Policy Lapses.

CANCELLATION PRIVILEGE

An Owner may cancel a Policy for a refund during the Cancellation Period by returning it to the Service Center or to the sales representative who sold it along with a Written Notice requesting cancellation. The Cancellation Period is determined by the law of the state in which the Owner resides or in which the application is signed and is shown on the Policy. In most states it expires at the latest of (1) ten days after the Owner first receives the Policy, (2) 45 days after the Owner signs the application, or (3) 10 days after the Company mails or delivers a notice of the Owners withdrawal rights. Return of the Policy by mail is effective upon receipt at the Service Center. When cancelled, the Policy is treated as if it had never been issued. Within seven calendar days after receiving the returned Policy, the Company will refund an amount equal to the sum of (1) the difference between premium payments made (including any fees and charges deducted) and the amounts allocated to the Fixed Account and to the Subaccounts, (2) Fixed Policy Value determined as of the date the returned Policy is received, and (3) Variable Policy Value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate premium payments made under the Policy. In states where required, the Company will instead refund premium payments.

PREMIUM PAYMENTS

MINIMUM INITIAL PREMIUM PAYMENT. The Minimum Initial Premium Payment required depends on a number of factors, including the sex, Issue Age, and risk class of the proposed Insured, the initial Specified Amount requested by the applicant, any supplemental benefits and/or riders requested by the applicant, and the Planned Periodic Premium Payments that the applicant selects. Owners should consult their sales representative for information about the Minimum Initial Premium Payment required for the coverage that they seek.

PLANNED PERIODIC PREMIUMS PAYMENTS. Owners may establish a schedule of monthly (bank draft or pre-authorized payment only), quarterly, semi-annual or annual Planned Periodic Premium Payments. Subject to the Company's approval, Owners may change the amount or frequency of Planned Periodic Premium Payments by Written Notice. The Company will send Owners reminder notices for Planned Periodic Premium Payments. The Company also may arrange with Owners to have Planned Periodic Premium Payments made under a pre-authorized payment arrangement. Owners are not required to pay Planned Periodic Premium Payments.

UNPLANNED PREMIUM PAYMENTS. Subject to the limitations described below, Owners generally may make additional premium payments at any time before the Maturity Date while the Insured is alive and the Policy is in force. Unless the Owner specifies otherwise in the application or by subsequent Written Notice, the Company considers all unplanned premium payments first as repayments of any outstanding Loan Amounts under the Policy.

PREMIUM PAYMENT LIMITATIONS. Unless otherwise approved by the Company, all premium payments must be made payable to "Valley Forge Life Insurance Company" at the Service Center. No premium payments are accepted after a Policy's Maturity Date.

Premium payments must be at least $50 (unless paid pursuant to a pre-authorized payment arrangement) and must be remitted to the Service Center. The Company reserves the right to reject any premium payment in the event that it determines that acceptance of such payment would cause a Policy to fail to qualify as a life insurance contract under the Code or applicable regulations or rulings thereunder. The Company will promptly return any premium payment that it rejects for this reason. The Company will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. (See "Tax Considerations.")

PREMIUM PAYMENTS UPON INCREASE IN SPECIFIED AMOUNT. Depending on the Policy Value at the time of an increase in the Specified Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of Planned Periodic Premium Payments may be advisable. (See "Death Benefit Proceeds.")

NET PREMIUM ALLOCATIONS

Net Premium Payments are allocated among and between the Subaccounts and the Fixed Account as of the date that they are received at the Service Center according to the Owner's allocation instructions in the application or in a subsequent Written Notice. Allocation instructions must be in whole percentages and the minimum amount that the Company can allocate to any Subaccount or the Fixed Account is 1% of any Net Premium Payment. The Company reserves the right to establish additional limitations on premium payment allocations.

For Policies issued in states where, upon cancellation during the Cancellation Period, the Company refunds premium payments, the Company allocates Net Premium Payments it receives during the Cancellation Period (including that related to the Minimum Initial Premium Payment) that are to be allocated to any Subaccount, to the Money Market Subaccount for a period equal to the number of days in the Cancellation Period. At the end of this period, the Money Market Subaccount Value will be reallocated to each other Subaccount selected by the Owner based on the proportion that the Owner's allocation percentage bears to the Variable Policy Value.

POLICY LAPSE AND REINSTATEMENT

LAPSE. Unlike a conventional life insurance policy, failure to make Planned Periodic Premium Payments does not necessarily cause a Policy to Lapse. Conversely, making all Planned Periodic Premium Payments does not necessarily prevent a Policy from Lapsing. Rather, except when the Lapse Prevention Guarantee is in effect, whether a Policy Lapses depends on whether its Surrender Value is sufficient to cover the monthly deduction on each Monthly Anniversary Day. Surrender Value could become insufficient to cover the monthly deduction if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value or the Policy Value has decreased because the Owner did not make sufficient Net Premium Payments to offset prior monthly deductions.

If the Surrender Value on a Monthly Anniversary Day is insufficient to cover the monthly deduction due on that Day, the Company will mail to the Owner and to any assignee of record at their last known address(es), a notice stating that the Policy will only remain in force for 61 days from the date that the notice was mailed. This 61 day period is called the Grace Period. If the Owner does not make sufficient premium payments to cover the monthly deduction(s) through the end of the Grace Period by the end of the Grace Period, then the Policy will terminate without value and all coverage under the Policy will terminate. The notice mailed to the Owner and to any assignee of record will indicate how much in additional premium payments the Owner must make before the end of the Grace Period to keep the Policy in force. Coverage under the Policy continues during the Grace Period and the Company will deduct unpaid monthly deductions when computing Death Benefit Proceeds if the Insured dies during the Grace Period.

REINSTATEMENT. If the Policy Lapses, the Owner may reinstate it at any time within five years of Lapse but before the Maturity Date. A Policy that has been surrendered cannot be reinstated. To reinstate a Policy, the Owner must submit to the Service Center:

         1.   evidence of insurability satisfactory to the Company;

         2. premium payments in an amount sufficient to result (along with any loan repayments) in a positive Surrender Value; and

         3. premium payments in an amount sufficient that the resulting Net Premium Payments equal or exceed the amount of the next two monthly deductions.

Upon reinstatement of the Policy, the Company will reinstate any remaining Loan Amount. The Policy Value of a reinstated Policy is the amount provided by the

Net Premium Payments submitted with the application for reinstatement. The effective date of a reinstated Policy is the Monthly Anniversary Date that falls on or next follows the later of the date that the application for reinstatement is approved or the above-listed items are received at the Service Center.

LAPSE PREVENTION GUARANTEE. The Company guarantees that a Policy will not Lapse during the first five Policy Years, regardless of the Surrender Value, if, throughout that period, (a) exceeds (b) where:

              (a) is the aggregate  premium payments made less the amount of any withdrawals (including applicable surrender charges) less any Loan Amount, and

              (b) is the  Minimum  Monthly  Premium  Payment  multiplied  by the number of complete months since the Policy Effective Date, including the current month.

If the Policy's Specified Amount is increased while the Lapse Prevention Guarantee is in effect, the Company will recalculate the Minimum Monthly Premium Payment, which will generally increase following an increase in Specified Amount. The Company will notify Owners of any increase in the Minimum Monthly Premium Payment and will amend the Policy to reflect the change.

VARIABLE POLICY VALUE

The Variable Policy Value is the sum of all Subaccount Values and therefore reflects the investment experience of the Subaccounts to which it is allocated. THERE IS NO GUARANTEED MINIMUM VARIABLE POLICY VALUE.

SUBACCOUNT VALUE. The Subaccount Value of any Subaccount as of the Policy Effective Date is equal to the amount of the initial Net Purchase Payment allocated to that Subaccount. On subsequent Valuation Days prior to the Maturity Date, the Subaccount Value is equal to that part of any Net Purchase Payment allocated to the Subaccount and any Policy Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by withdrawals (including any applicable surrender charges) and any Policy Value transferred out of that Subaccount.

UNITS. For each Subaccount, Net Premium Payment(s) allocated to a Subaccount or amounts of Policy Value transferred to a Subaccount are converted into Units. The number of Units credited to a Policy is determined by dividing the dollar amount directed to each Subaccount by the value of the Unit for that Subaccount for the Valuation Day as of which the Net Premium Payment(s) or transferred amount is invested in the Subaccount. Therefore, Net Premium Payments allocated to or amounts transferred to a Subaccount under a Policy increase the number of Units of that Subaccount credited to the Policy.

Certain events reduce the number of Units of a Subaccount credited to a Policy. Withdrawals or transfers of Subaccount Value from a Subaccount result in the cancellation of the appropriate number of Units of that Subaccount as do: surrender of the Policy; payment of the Death Benefit Proceeds; and the deduction of the monthly deduction. Units are cancelled as of the end of the Valuation Period in which the Company receives Written Notice regarding the event.

UNIT VALUE. For each Subaccount there exist two types of Units: A Units and B Units. A Units represent Subaccount Value during the first ten Policy Years under any Policy, while B Units represent Subaccount Value during Policy Years 11 and later. On the tenth Policy Anniversary, all A Units of any Subaccount under a Policy are automatically exchanged for B Units on an equivalent dollar value basis.

A Units and B Units both represent a fractional undivided interest in a Subaccount. They differ only in their value as a result of the fact that the mortality and expense risk charge deducted from each Subaccount is larger for

Policies in the first ten Policy Years than the charge deducted for Policies in Policy Years 11 and later. This difference in charges is reflected in a different Net Investment Factor (described below) for A Units and B Units for each Valuation Period.

The A Unit and B Unit values for each Subaccount were arbitrarily set initially at $10 when that Subaccount began operations. Thereafter, the Unit Value at the end of every Valuation Day is the Unit Value at the end of the previous Valuation Day multiplied by the Net Investment Factor for that type of Unit (either A or B), as described below. The Subaccount Value for a Policy is determined on any Valuation Day by multiplying the number of Units of the appropriate type (either A or B) attributable to the Policy in that Subaccount by the value for that type of Unit for that Subaccount on that day.

NET INVESTMENT FACTOR. The Net Investment Factor is an index applied to measure the investment performance of either A Units or B Units of a Subaccount from one Valuation Period to the next. The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing 1 by 2 and subtracting 3 from the result, where:

1.   is the result of:

         a. the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the current Valuation Period; plus

         b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

         c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the operations of the Subaccount.

2. is the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the last prior Valuation Period.

3. is a daily factor representing the mortality and expense risk charge for the type of Unit deducted from the Subaccount adjusted for the number of days in the Valuation Period.

FIXED POLICY VALUE

The Fixed Policy Value on any Valuation Day is equal to:

         1.   aggregate Net Premium Payments allocated to the Fixed Account;
              plus

         2.   Policy Value transferred to the Fixed Account; plus

         3.   interest credited to the Fixed Account; less

         4. any withdrawals (including any applicable surrender charges deducted) or transfers (including any applicable transfer charge deducted) from the Fixed Account; less

         5. any surrender charges deducted in the event of a decrease in Specified Amount; less

         6.   the portion of monthly deductions made from Fixed Policy Value.

See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

TRANSFERS OF POLICY VALUES

GENERAL. Before the Maturity Date while the Insured is still living and the Policy is in force, the Owner may, by Written Notice, transfer all or part any Subaccount Value to another Subaccount(s) (subject to its availability) or to the Fixed Account, or transfer all or part of Fixed Policy Value to any Subaccount(s), (subject to its availability) subject to the following restrictions and the additional restrictions for transfers from the Fixed Account shown below:

         1. the minimum transfer amount is $500 (or, the entire Subaccount Value or Fixed Policy Value, if less); and

         2. a transfer request that would reduce any Subaccount Value or the Fixed Policy Value below $500 is treated as a transfer request for the entire Subaccount Value or Fixed Policy Value.

The first 12 transfers during each Contract Year are free. The Company assesses a transfer processing fee of $25 for each transfer in excess of 12 during a Contract Year. (See "Charges and Deductions.")

RESTRICTIONS ON TRANSFERS OF FIXED POLICY VALUE. An Owner may transfer all or part of the Fixed Policy Value to a Subaccount. Only one transfer may be made each Policy Year from the Fixed Account to one or more Subaccounts and this transfer must be at least 12 calendar months after the most recent transfer from the Fixed Account. An unused transfer option does not carry over to the next year. The maximum transfer amount is 25% of the Fixed Policy on the date of the transfer, unless the balance after the transfer is less than $500.

SPECIAL TRANSFER PRIVILEGE. During the first 24 Policy Months following the date that coverage begins under the Policy, Owners may make one transfer of the entire Variable Policy Value to the Fixed Account without imposition of the transfer processing fee or the transfer counting as one of the 12 free transfers for a Policy Year. Likewise, during the first 24 Policy Months following the effective date of any Specified Amount increase, Owners may make one transfer of that portion of the Variable Policy Value attributable to the increase to the Fixed Account without imposition of the transfer processing fee or the transfer counting as one of the 12 free transfers for a Policy Year.

DOLLAR-COST AVERAGING FACILITY. If elected in the application or at any time thereafter prior to the Maturity Date while the Insured is still living and the Policy is in force by Written Notice, an Owner may systematically transfer (on a monthly, quarterly, semi-annual or annual basis) specified dollar amounts from the Money Market Subaccount to other Subaccounts. This is known as the "dollar-cost averaging" method of investment. The fixed-dollar amount purchases more Units of a Subaccount when their value is lower and fewer Units when their value is higher. Over time, the cost per Unit averages out to be less than if all purchases of Units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Units is high. It does not assure a profit or protect against a loss in declining markets.

Owners may only elect use the dollar-cost averaging facility if their Money Market Subaccount Value is at least $1,000 at the time of the election. The minimum transfer amount under the facility is $100 per month (or the equivalent). If dollar-cost averaging transfers are to be made to more than one Subaccount, then the Owner must indicate the dollar amount of the transfer to be made to each. At least $50.00 must be designated to each Subaccount.

Transfers under the dollar-cost averaging facility are made as of the same calendar day each month. If this calendar day is not a Valuation Day, transfers are made as of the next Valuation Day. Once elected, transfers under the dollar-cost averaging facility continue until the Money Market Subaccount Value is depleted, the Maturity Date occurs or until the Owner cancels the election by

Written Notice at least seven days in advance of the next transfer date. Alternatively, Owners may specify in advance a date for transfers under the facility to cease. There is no additional charge for using the dollar-cost averaging facility. Transfers under the facility do not count towards the 4 transfers permitted without a transfer processing fee in any Policy Year. The Company reserves the right to discontinue offering the dollar-cost averaging facility at any time and for any reason or to change its features.

AUTOMATIC SUBACCOUNT VALUE REBALANCING. If elected in the application or requested at any time thereafter prior to the Maturity Date while the Insured is still living and the Policy is in force by Written Notice, an Owner may instruct the Company to automatically transfer (on a quarterly, semi-annual or annual basis) Variable Policy Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Policy Value among such Subaccounts ("automatic Subaccount Value rebalancing"). Such percentage allocations must be in whole numbers. Once elected, automatic Subaccount Value rebalancing begins on the first Valuation Day of the next calendar quarter or other period (or, if later, the next calendar quarter or other period after the expiration of the Cancellation Period).

Owners may stop automatic Subaccount Value rebalancing at any time at least seven calendar days before the first Valuation Day in a new period. Owners may specify allocations between and among as many Subaccounts as are available at the time automatic Subaccount Value rebalancing is elected. Once automatic Subaccount Value rebalancing has been elected, any subsequent allocation instructions that differ from the then-current rebalancing allocation instructions are treated as a request to change the automatic Subaccount Value rebalancing allocation. Owners may change automatic Subaccount Value rebalancing allocations at any time. Allocation changes will take effect as of the Valuation Day that instructions are received at the Service Center. Once automatic Subaccount Value rebalancing is in effect, an Owner may only transfer Subaccount Value among or between Subaccounts by changing the automatic Subaccount Value rebalancing allocation instructions. Changes to or termination of automatic Subaccount Value rebalancing must be made by Written Notice.

There is no additional charge for automatic Subaccount Value rebalancing and rebalancing transfers do not count as one of the 4 transfers available without a transfer processing fee during any Policy Year. If automatic Subaccount Value rebalancing is elected at the same time as the dollar-cost averaging facility or when the dollar-cost averaging facility is being utilized, automatic Subaccount rebalancing will be postponed until the first Valuation Day in the calendar quarter or other period following the termination of dollar-cost averaging facility. The Company reserves the right to discontinue offering the automatic Subaccount Value rebalancing facility at any time and for any reason or to change its features.

SURRENDER PRIVILEGE

At any time while the Insured is still living and the Policy is in force prior to the Maturity Date, the Owner may, by Written Notice, surrender it for its Surrender Value. A surrender is effective as of the date on which a Written Notice requesting surrender is received at the Service Center. If the Owner surrenders the Policy during the first 14 Policy Years, or the first 14 Policy Years following an increase in Specified Amount, the Company will deduct a surrender charge. (See "Surrender Charge.") Once the Policy is surrendered, all coverage and other benefits under it cease and it cannot be reinstated.

WITHDRAWAL PRIVILEGE

After the first Policy Year, while the Insured is still living and the Policy is in force prior to the Maturity Date, an Owner may, by Written Request, withdraw any part of the Surrender Value of the Policy, subject to certain conditions. A withdrawal is effective as of the date on which a Written Notice requesting withdrawal is received at the Service Center. As of that date, Policy Value is reduced by the amount of the withdrawal plus any applicable surrender charge. The minimum amount that may be withdrawn is $500. If the Owner has selected

Death Benefit Option 1, the Company will reduce the Specified Amount by the amount of the withdrawal plus any applicable surrender charge deduction. (See "Death Benefit Proceeds.")

Unless otherwise indicated in the Written Request for Withdrawal, amounts withdrawn and surrender charges deducted in connection with the withdrawals are taken from Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to Policy Value. If the Owner requests a decrease in Specified Amount or requests a change in the Death Benefit Option as of the same date as a withdrawal request, then the withdrawal is effected after the decrease in Specified Amount or change in Death Benefit Option.

Notwithstanding the foregoing, the Company reserves the right to reject a withdrawal request if the request would cause the Specified Amount to be reduced below the minimum Specified Amount shown in the Policy. Likewise, the Company reserves the right to deny a withdrawal request if the request would cause the Policy to fail to qualify as a life insurance contract under the Code or regulations or rulings thereunder, as interpreted by the Company.

POLICY LOANS

GENERAL. At any time prior to the Maturity Date while the Insured is still living and the Policy is in force, the Owner may, by Written Notice, borrow money from the Company using the Policy as the sole security for the loan provided that (a) a written loan agreement is signed by the Owner, and (b) the Owner makes a satisfactory assignment of the Policy to the Company. In taking a loan, an Owner must borrow at least $500. The maximum amount that an Owner may borrow is 90% of the Surrender Value of the Policy as of the date of the loan.

INTEREST. The Company charges interest on amounts borrowed by Owners. The interest rate charged is 8% and is an effective annual rate compounded annually on the Policy Anniversary. Interest is charged in arrears from the date of the loan and is due from Owners on each Policy Anniversary for the prior Policy Year. If the Owner does not pay such interest when due, the amount of the interest is added to the outstanding Loan Amount. Thus, unpaid interest is charged interest during the ensuing Policy Year. For Policies in the 11th Policy Year or later, the Company charges a preferred 6% effective annual interest rate on amounts borrowed up to an amount equal to Policy Value less aggregate premium payments made to date.

The Company credits Loan Account Value with interest at an effective annual rate of 6%. On each Policy Anniversary, interest earned on Loan Account Value since the preceding Anniversary is transferred to the Subaccounts and the Fixed Account. Unless the Owner specifies otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

LOAN COLLATERAL. When the Company makes a loan to Owners, it transfers an amount of Cash Value sufficient to secure the loan out of the Subaccounts and the Fixed Account and into the Loan Account. Owners may specify how this transferred Cash Value is allocated from among the Subaccount Values and the Fixed Policy Value. If an Owner does not specify the allocation, the Company makes the allocation based on the proportion that each Subaccount Value and the Fixed Policy Value bear to the Cash Value as of the date that the transfer is made. If unpaid interest is due from an Owner on a Policy Anniversary it is added to the Loan Amount. Cash Value in the amount of the interest also is transferred to the Loan Account as of that Anniversary. The Cash Value transferred in connection with unpaid interest is allocated on the same basis as other Cash Value transferred by the Company to the Loan Account.

Loan Account Value is recalculated when interest is added to the Loan Amount, a loan repayment is made, or a new loan is made under Policy.

NON-PAYMENT OF POLICY LOANS. If Loan Account Value exceeds Cash Value, then the Owner must make either a loan repayment or a premium payment sufficient to raise the Cash Value or lower the Loan Account Value so that Cash Value exceeds the Loan Account Value. The Company will send the Owner and any assignee of record a notice indicating the amount that must be paid. If payment is not received at the Service Center within 30 days of the notice being mailed, the Grace Period will begin. (See "Policy Lapse and Reinstatement.") If the Grace Period expires without the payment being made, then the Policy Lapses.

LOAN REPAYMENT. The Owner may repay a loan or repay any part of a loan at any time while the Insured is still living and the Policy is in force prior to the Maturity Date. Upon repayment of any part of a loan, Loan Account Value in an amount equal to the payment is transferred to the Subaccounts and the Fixed Account as of the date that the payment is received at the Service Center. Unless the Owner specifies otherwise, the amount transferred is allocated among or between the Subaccounts and the Fixed Account in accordance with the Owner's allocation instructions for Net Premium Payments in effect at that time.

EFFECT OF POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Subaccounts and current interest rates credited on Fixed Policy Value do not apply to Policy Value in the Loan Account. The larger the loan and the longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. Depending on the investment results of the Subaccounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for lapse if investment results of the Subaccounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax and a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans. In addition, if a Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax.

MATURITY BENEFITS

The Company will pay the Surrender Value, if any, to the Owner on the Maturity Date. The Maturity Date is the Policy Anniversary nearest the Insured's 95th birthday.

DEATH BENEFIT PROCEEDS

Upon receipt of Due Proof of Death of the Insured at the Service Center while the Policy is in force before the Maturity Date, the Company will pay the Death Benefit Proceeds to the Beneficiary (or Beneficiaries) or the Contingent Beneficiary (or Contingent Beneficiaries). The Company pays the Death Benefit Proceeds in a lump sum unless the Beneficiary (or Contingent Beneficiary) elects to receive the Proceeds under a Settlement Option. (See "Settlement Options.") Under certain circumstances, payment of the Death Benefit Proceeds may be delayed. (See "Suspension or Delay in Payments.")

CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are determined as of the date of the Insured's death and are equal to:

         1. the Death Benefit under the Death Benefit Option selected by the Owner; plus

         2.   any death benefit under any rider to the Policy; less

         3.   any Loan Amount; and less

         4. any unpaid monthly deductions if the Insured dies during the Grace Period.

Under certain circumstances, the amount of the Death Benefit Proceeds may be further adjusted. (See "The Company's Right to Contest the Policy" and "Misstatement of Age or Sex.")

If part or all of the Death Benefit is paid in one sum, the Company will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

DEATH BENEFIT OPTIONS.  The Owner may select one of two Death Benefit Options.

         1.   Death Benefit Option 1 is the greater of:

              (a) the Specified Amount on the date of the Insured's death; or

              (b) a percentage  of the Policy Value on the date of the Insured's death as indicated in the Table of Policy Value Percentages in the Appendix.

         2.   Death Benefit Option 2 is the greater of:

              (a) the Specified Amount plus the Policy Value on the date of the
                  Insured's death; or

              (b) a percentage  of the Policy Value on the date of the Insured's death as indicated in the Table of Policy Value Percentages in the Appendix.

The specified percentage is 250% if the Insured dies at Attained Age 40 or less, and decreases with each year of Attained Age thereafter so that the percentage is 100% if the Insured dies at an Attained Age of 95. A table showing these percentages for Attained Ages 0 to 94 and examples of Death Benefit calculations for both Death Benefit Options are found in the Appendix.

Under Death Benefit Option 1, the Death Benefit remains level at the Specified Amount unless the Policy Value multiplied by the specified percentage exceeds that Specified Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional Net Premium Payments reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option 1. Under Death Benefit Option 2, the Death Benefit always varies as the Policy Value varies (although it is never less than the Specified Amount). Owners who prefer to have favorable investment performance and additional Net Premium Payments reflected in increased Death Benefits generally should select Option 2.

CHANGING THE DEATH BENEFIT OPTION. After the first Policy Anniversary while the Insured is still living and the Policy is in force prior to the Maturity Date, the Owner may request a change in the Death Benefit Option. A Death Benefit Option change becomes effective on the Monthly Anniversary Day on or next following the date that the Company accepts a request for the change. The Company may require satisfactory evidence of insurability before permitting a change in the Death Benefit Option. After a change in Death Benefit Option, the Company will send the Owner a supplemental policy specifications page showing the new Death Benefit and Specified Amount. Changing the Death Benefit Option could have federal tax consequences.
(See "TAX CONSIDERATIONS.")

INCREASE OF SPECIFIED AMOUNT. After the first Policy Anniversary, while the Insured is living and the Policy is in force prior to the Maturity Date, the Owner may submit a supplemental application for an increase in Specified Amount. The Company requires evidence of insurability before agreeing to an increase in Specified Amount and may, depending upon the circumstances, also require additional premium payments or the repayment of part or all of any Loan Amount under the Policy. The Insured's Attained Age at the time of the increase may not exceed 75. The amount of any requested increase in Specified Amount must be at least $25,000 and not more than the amount that would increase the total Specified Amount above the maximum specified amount for which the Company would issue a new Policy.

An increase in Specified Amount causes an increase in the Minimum Monthly Premium Payment. Each increase in Specified Amount has a Target Premium Payment and a Guideline Annual Premium Payment associated with it.

Any increase in Specified Amount is effective as of the date that the Company approves it. Each increase in Specified Amount creates an increment of Specified Amount to which a portion of Policy Value is thereafter attributed for the purpose of computing sales surrender charges, the Net Amount at Risk and the monthly cost of insurance charge and for the purpose of exercising the Special Transfer Privilege. An additional monthly cost of insurance charge is deducted for each additional increment in Specified Amount. This additional cost of insurance charge is deducted from Policy Value attributable to the increase in Specified Amount. Each increase in Specified Amount also results in additional surrender charges. After an increase in Specified Amount, the Company will send the Owner a supplemental policy specifications page showing the effective date of the increase, the monthly cost of insurance charge for the increase, additional sales surrender charges arising as a result of the increase and any changes to premium payment information from the previous or original policy specifications page.

The cancellation privilege applies to any increase in Specified Amount except that when no additional premium payments are required for an increase, only the monthly deduction(s) for the increase made before the cancellation is refunded if the increase is cancelled. (See "Cancellation Privilege.")

DECREASE OF SPECIFIED AMOUNT. After the first Policy Anniversary while the Insured is still living and the Policy is in force prior to the Maturity Date, the Owner may by Written Notice request a decrease of Specified Amount. The amount of any requested decrease in Specified Amount must be at least $25,000 and not be more than the amount that would decrease the total Specified Amount below $100,000. Specified Amount may not be decreased when, to do so, would cause Surrender Value to fall below zero. Any decrease becomes effective on the Monthly Anniversary Day on or next following the date that the Company accepts the request for the decrease. The decrease is first applied to reduce prior increases in Specified Amount in the reverse order in which they occurred. After all prior increases in Specified Amount have been eliminated, a decrease is applied to reduce the initial Specified Amount.

A decrease of Specified Amount may result in the imposition of a surrender charge. In this event, the charge is deducted from Policy Value as of the effective date of the decrease. (See "Charges and Deductions.") A decrease in Specified Amount causes a decrease in the Minimum Monthly Premium Payment and in the Target Premium Payment and Guideline Annual Premium Payment associated with the increment of Specified Amount being decreased. After a decrease in Specified Amount, the Company will send the Owner a supplemental policy specifications page showing the effective date of the decrease, the monthly cost of insurance charge after the decrease, surrender charges deducted as a result of the decrease, and any changes to premium payment information from the previous or original specifications page.

The Company reserves the right to deny a request for a decrease in Specified Amount for 12 months following the most recent increase in Specified Amount and to limit decreases in Specified Amount to one per Policy Year.

If a decrease in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the Policy as a life insurance contract, the Company will contact the Owner and inquire whether he or she wants to receive the excess above the premium limitations or to forgo the decrease. The Company reserves the right to decline a requested decrease in the Specified Amount if compliance with the guideline premium limitations under current tax law would require payment of excess premium to the Owner in an amount that would exceed the Surrender Value under the Policy.

SETTLEMENT OPTIONS

SELECTING A SETTLEMENT OPTION. The Company pays Owners or Beneficiaries (or Contingent Beneficiaries), as appropriate, the amount of any surrender, withdrawal, or Death Benefit Proceeds in a lump sum unless the Owner has, by Written Notice, selected one of the Settlement Options described below. If the amount being paid by the Company is less than $5,000, however, payment is only made in a lump sum. In addition, if the Owner or Beneficiary (or Contingent Beneficiary) receiving payment is an executor, administrator, trustee, or not a natural person, payment is made in a lump sum unless the Company specifically consents to payment under one of the Settlement Options.

Owners may select a Settlement Option for payment of the Death Benefit Proceeds in lieu of a lump sum, at any time while the Insured is still living and the Policy is in force prior to the Maturity Date. If no election is made by the Owner before the Insured's death, then, upon the Insured's death, the Beneficiary (or Contingent Beneficiary) may elect a Settlement Option before the Death Benefit Proceeds are paid. The Owner also may elect to receive the Surrender Value of a Policy or the amount of a withdrawal in the form of a Settlement Option at any time before the payment of the Surrender Value or withdrawal. For purposes of describing the Settlement Options, the term "Payee" means Owner or Beneficiary (or Contingent Beneficiary), as appropriate.

FREQUENCY OF PAYMENTS. If Settlement Option 1,2, or 3 is selected, payments will be made every 1 year, 6 months, 3 months, or every month. The Payee must specify the payment frequency when selecting a settlement option. If settlement option 4, 5, or 6 is selected, payments will be made monthly. If payment under any option would be less than $50, the Company will adjust the frequency of payments so that each payment is at least $50.

FIRST PAYMENT. Depending on the payment frequency selected, the first payment under Settlement Option 1 is made as of 1 year, 6 months, 3 months, 1 month from the date of the Insured's death. Depending on the payment frequency selected and subject to the Company's right to suspend or delay payments (see "Suspension or Delay in Payments"), the first payment under Settlement Option 1 is made as of 1 year, 6 months, 3 months, 1 month from the effective date of any surrender or withdrawal. The first payment under any other Settlement Option is made, subject to the Company's right to suspend or delay payments, as of the date of the Insured's death or the effective date of any surrender or withdrawal.

BETTERMENT OF RATES. If, under Settlement Options 4, 5, or 6, the Company's regular annuity purchase rates on the date of the Insured's death or the effective date of any surrender or withdrawal are more favorable than those upon which Options 4, 5, or 6 are based, the Company shall compute payments using the regular annuity rates. The Company will furnish information about the regular annuity rates upon request.

DEATH OF PAYEE. Unless instructed otherwise at the time that the Settlement Option is selected, at the death of the Payee the Company pays the amounts below in a lump sum to the Payee's estate:

         1. Under Settlement Option 1, the amount left on deposit with the Company to accumulate interest.

         2. Under Settlement Option 2, 3, or 5, the commuted value of the amount payable at the Payee's death as provided under the Option selected. The commuted value is based on interest at the rate that would have been used to compute the first of the remaining Payments under that option.

OPTION 1, INTEREST PAYMENTS. The Company holds the Death Benefit Proceeds (or the Surrender Value or the amount of a withdrawal) as principal and pays interest to the Payee. The interest rate is 3% per year compounded annually. The Company pays interest every 1 year, 6 months, 3 months, or 1 month, as specified at the time this option is selected. At the death of the Payee, the value of the remaining payments are paid as stated above.

OPTION 2, PAYMENTS OF A SPECIFIED AMOUNT. The Company pays the Death Benefit Proceeds (or the Surrender Value or the amount of a withdrawal) in equal payments every 1 year, 6 months, 3 months, or 1 month. The amount and frequency of the payments is specified at the time this option is selected. After each payment, interest is added to the remaining amount applied under this option that has not yet been paid. The interest rate is 3% per year compounded annually. Payments are made to the Payee until the amount applied under this option, including interest, is exhausted. The total of the payments made each year must be at least 5% of the amount applied under this option. If the Payee dies before the amount applied is exhausted, the Company pays the value of the remaining payments as stated above.

OPTION 3, INSTALLMENTS FOR A SPECIFIED PERIOD. The Company pays the Death Benefit Proceeds (or the Surrender Value or the amount of a withdrawal) in equal payments for the number of years specified when the option is selected. Payments are made every 1 year, 6 months, 3 months, or 1 month, as specified when the option is selected. The amount of each payment for each $1,000 applied under this option is shown in Policy. These amounts are calculated at an interest rate of 3% per year compounded annually. If the Payee dies before the expiration of the specified number of years, the Company pays the value of the remaining payments as stated above.

OPTION 4, LIFE ANNUITY. The Company makes monthly payments to the Payee for as long as he or she lives. The amount of each payment for each $1,000 applied under this option is shown in the Policy.

OPTION 5, LIFE ANNUITY WITH PERIOD CERTAIN. The Company makes monthly payments to the Payee for as long as the Payee lives. At the time this option is selected, a period certain of 5, 10, 15, or 20 years must also be selected. If the Payee dies before the specified period certain ends, the payments to the Payee's estate will continue until the end of the specified period. The amount of the monthly payments therefore depends on the period certain selected. The amount of each payment for each period certain available is shown in the Policy. The amounts shown are for each $1,000 applied under this option. If at any age the amount of the payments is the same for two or more periods certain, payment will be made as if the longest period certain was selected.

OPTION 6, JOINT LIFE AND SURVIVORSHIP ANNUITY. The Company makes monthly payments to two Payees while both are living. After the death of either Payee, payments continue to the other Payee for as long as the other Payee lives. The amount of each payment for each $1,000 applied under this option is shown in the Policy.

TELEPHONE TRANSACTION PRIVILEGES

If an Owner has elected this privilege in a form provided by the Company, an Owner may make transfers or change allocation instructions by telephoning the Service Center. A telephone authorization form received by the Company at the Service Center is valid until it is rescinded or revoked by Written Notice or until a subsequently dated form signed by the Owner is received at the Service Center. The Company will send Owners a written confirmation of all transfers and allocation instructions made pursuant to telephone instructions.

The Service Center requires a form of personal identification prior to acting on instructions received by telephone and also may tape record instructions received by phone. If the Company follows these procedures, it is not liable for any losses due to unauthorized or fraudulent transactions. The Company reserves the right to suspend telephone transaction privileges at any time for any reason.

                                THE FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company
Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

THE FIXED ACCOUNT

The Fixed Account consists of assets owned by the Company with respect to the Policies, other than those in the Variable Account. It is part of the Company's General Account assets. The Company's general account assets are used to support its insurance and annuity obligations other than those supported by separate accounts, and are subject to the claims of the Company's general creditors. Subject to applicable law, the Company has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are supported by the Company. The Fixed Policy Value is calculated daily. (See "Fixed Policy Value.")

INTEREST CREDITED ON FIXED POLICY VALUE

The Company guarantees that it will credit interest on Fixed Policy Value at an effective annual rate of not less than 4.0%. In its discretion, the Company will credit interest at rates higher than 4%.

"FULL-YEAR" RATES. Before the beginning of each calendar year, the Company publishes an effective annual rate at which it will credit Fixed Policy Value under the Policies for that year. Fixed Policy Values at the beginning of the calendar year under all Policies are credited with that rate of interest for the entire calendar year.

"NEW-MONEY" RATES. The Company credits Net Premium Payments allocated to and Policy Value transferred to the Fixed Account during a calendar year with interest at an effective annual rate in effect on the date that the Net Premium Payment is received at the Service Center or the date that as of which the transfer is made. These amounts are credited with interest at this rate until the end of the calendar year. The Company publishes this "new money" rate from time to time during a calendar year and may change the "new money" rate at its discretion throughout any calendar year.

For purposes of crediting interest, Policy Value deducted, transferred, or withdrawn from the Fixed Account, is accounted for on a "first-in, first-out" basis.


                             CHARGES AND DEDUCTIONS

SALES CHARGES

The Company deducts a sales charge from certain premium payments. In Policy Years 1 through 10, the sales charge deducted is 4% of premium payments received up to a Target Premium Payment for the initial Specified Amount. In Policy Year 11 and each Policy Year thereafter, the sales charge deducted is 2% of premium payments received up to a Target Premium Payment for the initial Specified Amount. Absent an increase in Specified Amount, no sales charge is deducted in any Policy Year from premium payments in excess of a Target Premium Payment for the initial Specified Amount.

If the Owner increases the Specified Amount, a Target Premium Payment is established for the increase. Therefore, there is a Target Premium Payment for each increment of Specified Amount. The Company deducts the sales charge from premium payments attributable to the increase. For purposes of computing and deducting sales charges, all Premium Payments made after an increase in Specified Amount are apportioned to each increment of Specified Amount on the basis of the relative Guideline Annual Premium Payments for each such increment. For the first ten 12-month periods following an increase in Specified Amount, the charge is 4% of premium payments made in each such 12-month period attributable to the increase up to a Target Premium Payment for the increase. For subsequent 12-month periods, the sales charge is 2% of premium payments made during the 12-month period attributable to the increase in Specified Amount up to a Target Premium Payment for the increase.

PREMIUM TAX CHARGE

A 2.25% charge for state and local premium taxes is also deducted from each premium payment. The state and local premium tax charge reimburses the Company for premium taxes associated with the Policies. The Company expects to pay an average state and local premium tax rate of approximately 2.25% of premium payments for all states.

FEDERAL TAX CHARGE

The Company also deducts a charge for federal taxes from each premium payment. This charge is 1.25% of all premium payments and compensates the Company for its federal income tax liability resulting from Section 848 of the Code. The amount of this charge, which may be increased or decreased, is reasonable in relation to the Company's increased federal tax burden under Section 848 resulting from the receipt of premium payments under the Policies.

SURRENDER CHARGE

GENERAL. If the Owner surrenders the Policy, makes a withdrawal, decreases the Specified Amount or if the Policy lapses, the Company may deduct a surrender charge. The surrender charge consists of two parts, a sales surrender charge (i.e., a contingent deferred sales charge) and an administration surrender charge. The total surrender charge declines over time as follows:

         100% of the total Surrender Charge in Policy Years 1 through 6
            80% of the total Surrender Charge in Policy Year 7
            70% of the total Surrender Charge in Policy Year 8
            60% of the total Surrender Charge in Policy Year 9
            50% of the total Surrender Charge in Policy Year 10
            40% of the total Surrender Charge in Policy Year 11
            30% of the total Surrender Charge in Policy Year 12
            20% of the total Surrender Charge in Policy Year 13
            10% of the total Surrender Charge in Policy Year 14
            No Charge in Policy Years 15 and later

The purpose of the surrender charge is to reimburse the Company for some of the expenses incurred in the distribution of the Policies. The surrender charge, together with the sales charge imposed on premium payments, may be insufficient to recover the expenses of selling the Policies. Unrecovered expenses are borne by the Company's General Account which may include profits, if any, from the mortality and expense risk charge and mortality gains from cost of insurance charges. (See "Daily Mortality and Expense Risk Charge," and "Cost of Insurance Charge.")

DEDUCTION OF THE SURRENDER CHARGE. If assessed upon the surrender of the Policy, the surrender charge reduces the amount otherwise paid to the Owner. If assessed upon Lapse of the Policy, the amount of the charge is not restored to Policy Value in the event that the Policy is reinstated. If assessed upon a decrease in Specified Amount, the charge is deducted from the remaining Policy Value and reduces the amount of any remaining applicable surrender charge. If assessed on a withdrawal, the surrender charge is deducted from the remaining Policy Value and reduces the amount of any remaining applicable surrender charge. Unless otherwise indicated in the request for a decrease or a withdrawal, surrender charges deducted in connection with decreases in Specified Amount or withdrawals are taken from Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to the Policy Value before the deduction.

If taken upon a decrease in Specified Amount, the surrender charge is the pro-rata portion of the total surrender charge based on the ratio that the Specified Amount decrease bears to the total Specified Amount before the decrease. If assessed upon a withdrawal, the surrender charge is the pro-rata portion of the total surrender charge based on the ratio that the withdrawn amount bears to the total Surrender Value before the withdrawal.

SALES SURRENDER CHARGE IN CONNECTION WITH THE INITIAL SPECIFIED AMOUNT. In the first Policy Year, the sales surrender charge in connection with the initial Specified Amount is 34% of premium payments received up to a Target Premium Payment for the initial Specified Amount, and, in each of Policy Years 2 through 6, the charge is 33% of premium payments received up to the Target Premium Payment for the initial Specified Amount in each year until the total sales surrender charge equals 100% of a single Target Premium Payment for the initial Specified Amount. Notwithstanding the foregoing, the sales surrender charge in connection with the initial Specified Amount during the first two Policy Years is never more than the sum of: (1) 26% of the first Guideline Annual Premium Payment for the initial Specified Amount, (2) 6% of the second Guideline Annual Premium Payment for the initial Specified Amount, and (3) 5% of all additional Premium Payments attributable to the initial Specified Amount.

ADMINISTRATION SURRENDER CHARGE. The Administration Surrender Charge is $2.00 per $1,000 of initial Specified Amount for Policies on Insureds age 25 or less on the Policy Effective Date, and $5.00 per $1,000 of initial Specified Amount for Policies on Insureds age 35 or older on the Policy Effective Date. For Insureds of other ages, the Administration Surrender Charge is the following per $1,000 of Specified Amount: age 26 - $2.30, age 27 - $2.60, age 28 - $2.90, age
29 - $3.20,  age 30 - $3.50, age 31 - $3.80, age 32 - $4.10, age 33 - $4.40, age
34 $4.70.

SALES SURRENDER CHARGE IN CONNECTION WITH INCREASES IN SPECIFIED AMOUNT. The surrender charge is computed and assessed separately for the initial Specified Amount and for each increase in Specified Amount. Only the sales charge component of the surrender charge, however, is assessed for an increase in Specified Amount. For purposes of computing and assessing the sales surrender charge attributable to an increase in Specified Amount, all premium payments made after an increase in Specified Amount are apportioned to each increment of Specified Amount on the basis of the relative Guideline Annual Premium Payments for each such increment. Likewise, Policy Value is apportioned to each increment of Specified Amount on the basis of the relative Guideline Annual Premium Payments for each such increment. The sales surrender charge for an increase in Specified Amount is as follows: In the first 12 months following the increase, the sales surrender charge is 34% of premium payments received up to a Target Premium Payment for the increase in Specified Amount, and, in each of the five subsequent 12-month periods following the increase, the charge is 33% of premium payments received up to a Target Premium Payment for the increase in Specified

Amount in each such 12-month period until the total sales surrender charge for the increase equals 100% of a single Target Premium Payment for the increase in Specified Amount. Notwithstanding the foregoing, during the first 24 months following an increase in Specified Amount, the sales surrender charge for the increase is never more than the sum of: (1) 26% of the first Guideline Annual Premium Payment for the increase in Specified Amount, (2) 6% of the second Guideline Annual Premium Payment for the increase in Specified Amount, and (3) 5% of all additional Premium Payments attributable to the increase in Specified Amount. In addition, the sales surrender charge for an increase in Specified

Amount declines over the 7th through the 15th 12-month period following the increase in the same manner as the surrender charge in connection with the initial Specified Amount.

OTHER TAXES

Currently a charge for federal income taxes is not deducted from the Variable Account of the Policy Value. The Company reserves the right in the future to make a charge to the Variable Account or the Policy Value for any federal, state or local income taxes that the Company incurs that it determines to be properly attributable to the Variable Account of the Policies. The Company will notify Owners promptly of any such charge.

MONTHLY DEDUCTION

The monthly deduction is a charge made by the Company as of the Policy Effective Date and every Monthly Anniversary Day thereafter by reducing Subaccount Values (i.e., liquidating Units) and Fixed Policy Value in the proportion that each Subaccount Value and Fixed Policy Value bears to Policy Value. The monthly deduction consists of (1) the monthly cost of insurance charge, (2) the monthly policy fee, (3) the monthly first-year issue fee (when applicable), (4) the monthly Specified Amount increase fee (when applicable), and (5) the cost of any riders (when applicable).

MONTHLY COST OF INSURANCE CHARGE. The monthly cost of insurance charge is computed at the beginning of each Policy month by subtracting 2 from 1 and multiplying the result by 3, where:

         1. is the Death Benefit on the first day of the Policy month divided by 1 plus the monthly equivalent of 4.0%;

         2. is the Policy Value before deduction of the monthly policy fee, the monthly first-year issue fee (when applicable), the monthly Specified Amount increase fee (when applicable), and the cost of any riders (when applicable); and

         3.   is the cost of insurance rate as described below.

The monthly cost of insurance charge is computed separately for the initial Specified Amount and for each increment of Specified Amount resulting from increases in Specified Amount. For the purpose of computing the Net Amount at Risk (the result of subtracting 2 from 1 above), Policy Value is apportioned to each increment of Specified Amount on the basis of the relative Guideline Annual Premium Payments for each such increment. Where the Death Benefit is a percent of Policy Value the monthly cost of insurance charge is computed separately, and Policy Value is apportioned to, an increment of Death Benefit corresponding to each increment of Specified Amount.

The monthly cost of insurance rate for a Policy is based on the sex, Attained Age, Issue Age, risk class, and number of years that the Policy or increment of Specified Amount has been in force. The Issue Age of the Insured will usually be different for each increase in Specified Amount. The Company reviews monthly cost of insurance rates on an ongoing basis (at least once every 5 years) based on its expectations as to future mortality experience, investment earnings, persistency, taxes and other expenses. Any changes in cost of insurance rates are made on a uniform basis for Insureds of the same class as defined by sex, Attained Age, Issue Age, risk class, and Policy duration. The Company guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies.

The Company places each Insured in a risk class when a Policy is first underwritten. This risk class applies to the initial Specified Amount. When an Owner requests an increase in Specified Amount, the Company conducts additional underwriting before approving the increase to determine whether a different risk class should apply to the increase. If the risk class for the increase would have a lower cost of insurance rate than the class for the initial Specified Amount (or a previous increase), the risk class for the increase is applied to the initial Specified Amount (or any previous increases in Specified Amount). If the risk class for the increase would have a higher cost of insurance rate than the class for the initial Specified Amount (or a previous increase), then the risk class for the increase only applies to the increase in Specified Amount.

In connection with the cost of insurance rates guaranteed in the Policy, the Company places Insureds into standard smoker and standard nonsmoker risk classes. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables. In connection with current cost of insurance rates, the Company places Insureds into the following risk classes: standard smoker, standard nonsmoker, preferred smoker, preferred nonsmoker and preferred plus nonsmoker.

Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker class are less than or equal to rates for an Insured of the same age and sex in the same smoker class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

[Legal Considerations Relating to Sex-Distinct Premium Payments and Benefits. Mortality tables for the Policies generally distinguish between males and females. Thus, Premium Payments and benefits under Policies covering males and females of the same age will generally differ.

The Company does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, the Company may offer Policies with unisex mortality tables to such prospective purchasers.]

MONTHLY POLICY FEE, MONTHLY FIRST-YEAR ISSUE FEE, AND MONTHLY SPECIFIED AMOUNT INCREASE FEE. These charges compensate the Company for administration expenses associated with the Policies and the Variable Account. These expenses relate to premium payment billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications and establishing Policy records. The monthly policy fee is $6.00 per month. The monthly first-year issue fee is $20.00 per month during the first Policy Year, and the monthly Specified Amount increase fee is $10.00 per month for the first 12 months after an increase in Specified Amount. The Company does not anticipate making any profit on these charges.

SUPPLEMENTAL BENEFIT AND/OR RIDER CHARGES. See "Supplemental Benefits and/or Riders."

DAILY MORTALITY AND EXPENSE RISK CHARGE

The Company deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the Policy. The daily charge is at the rate of 0.002477% (approximately equivalent to an effective annual rate of 0.90%) of the net assets of the Variable Account during the first 10 Policy Years and .001236% (approximately equivalent to an effective annual rate of 0.45%) of the net assets of the Variable Account during Policy Years 11 and thereafter. During the first 10 Policy Years, approximately .__% of this annual charge is for the assumption of mortality risk and .__% is for the assumption of expense risk. During Policy Years 11 and thereafter, approximately
 .__% of this annual charge is for the assumption of mortality risk and .__% is for the assumption of expense risk. If the mortality and expense risk charge is insufficient to cover the actual cost of the mortality and expense risks undertaken by the Company, the Company will bear the shortfall. Conversely, if the charge proves more than sufficient, the excess will be profit to the Company and will be available for any proper purpose including, among other things, payment of expenses incurred in selling the Policies.

The mortality risk that the Company assumes is the risk that Insureds, as a group, will live for a shorter period of time than the Company estimated when it established the guaranteed costs of insurance rates in the Policy. Because of these guarantees, each Owner is assured that the morbidity of a particular Insured will not have an adverse effect on the Death Benefit Proceeds that a Beneficiary would receive. The expense risk that the Company assumes is the risk that the monthly Policy fee, monthly first-year issue fee, and monthly Specified Amount increase fee (and the transfer processing fee, imposed) may be insufficient to cover the actual expenses of administering the Policies.

TRANSFER PROCESSING FEE

The first 12 transfers during each Policy Year are free. The Company assesses a Transfer Processing Fee of $25 for each transfer in excess of 12 during a Policy Year. For the purposes of assessing the Transfer Processing Fee, each Written Notice of transfer is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. The Transfer Processing Fee is deducted from the amount being transferred.

FUND EXPENSES

The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Subaccount invests. See the prospectus for the Funds.


                      OTHER POLICY BENEFITS AND PROVISIONS

OWNERSHIP

GENERAL. The Policy belongs to the Owner. An Owner may exercise all of the rights and options described in the Policy. The Insured is the Owner unless the application specifies a different person as Owner.

CHANGING THE OWNER. The Owner may change the Owner by Written Notice at any time while the Insured is alive and the Policy is in force prior to the Maturity Date. A change of Ownership is effective as of the date that the Written Notice is signed; however, the Company is not liable for payments it makes before it receives a Written Notice of a change in Ownership. A change in Owner may have significant tax consequences. (See "Tax Considerations.")

CONTINGENT OWNER. If the Owner is not the Insured, he or she may name a Contingent Owner in the application or by subsequent Written Notice. The
Contingent Owner becomes the Owner in the event that the Owner dies before the Insured. If no Contingent Owner survives the Owner, then upon the death of the last surviving Owner, that Owner's estate becomes the Owner.

ASSIGNMENT. By Written Notice the Owner may assign his or her rights under this Policy. The Company is not bound by the assignment unless it receives a duplicate of the original assignment at the Service Center. The Company is not responsible for the validity or sufficiency of any assignment and is not liable for any payment it makes before receipt of the duplicate original assignment. An assignment does not change or revoke the Beneficiary designation in effect at the time that the assignment is made. If an assignment is absolute, the Owner's rights and privileges under the Policy, including any right to change the Beneficiary, pass to the assignee. If an assignment is collateral, the collateral assignee has priority over the interest of any revocable Beneficiary or revocable payee under any optional method of settlement selected by the Owner. Any claim under any assignment is subject to proof of interest and the extent of the assignment. An assignment is subject to any Loan Amount.

SELECTING THE BENEFICIARY. The Owner designates the Beneficiary in the application. Any Beneficiary designation is revocable unless otherwise stated in the designation. Owners may designate Contingent Beneficiaries. Where more than one Beneficiary or more than one Contingent Beneficiary is designated, each Beneficiary or Contingent Beneficiary, as appropriate, shares in any Death Benefit Proceeds equally unless the Beneficiary designation states otherwise.

CHANGING THE BENEFICIARY. The Owner may change the Beneficiary by Written Notice at any time while the Insured is alive and the Policy is in force before the Maturity Date. If, however, the Owner previously irrevocably named a Beneficiary, that Beneficiary's written consent must be provided to the Company before a new Beneficiary is designated. Any change of Beneficiary is effective as of the date Written Notice is signed by the Owner but the Company is not liable for any payments it makes under the Policy prior to the time it receives Written Notice of any Beneficiary change.

THE COMPANY'S RIGHT TO CONTEST THE POLICY

The Company has the right to contest the validity of the Policy or to resist a claim under it on the basis of any material misrepresentation of a fact stated in the application or any supplemental application. The Company also has the right to contest the validity of any increase of Specified Amount or other change to the Policy on the basis of any material misrepresentation of a fact stated in the application (or supplemental application) for such increase in coverage or change. In issuing this Policy, the Company relies on all statements made by or for the Insured in the application or in a supplemental application. In the absence of fraud, the Company considers statements made in the application(s) to be representations and not warranties.

In the absence of fraud, the Company cannot bring any legal action to contest the validity of the Policy after it has been in force during the lifetime of the Insured for two years from the Policy Effective Date, or if reinstated, for two years from the date of reinstatement. Likewise, the Company cannot contest any increase in coverage effective after the Policy Effective Date, or any reinstatement thereof, after such increase or reinstatement has been in force during the lifetime of the Insured for two years from its effective date.

SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Policy Effective Date, the Company's liability is limited to an amount equal to the Policy Value less any Loan Amount. The Company will pay this amount to the Beneficiary in one sum.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, the Company's liability with respect to that increase is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

MISSTATEMENT OF AGE OR SEX

If the Age or sex of the Insured has been stated incorrectly in the application or any supplemental application, the Company will adjust the Death Benefit and any benefits provided by rider or endorsement it pays under this Policy to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance and the cost of any benefits provided by rider or endorsement. If the age of the Insured has been overstated or understated, the Company will recalculate the Policy Value using the cost of insurance (and the cost of benefits provided by rider or endorsement) based on the Insured's correct age and sex.

MODIFICATION OF THE POLICY

Only an officer of the Company may modify this Policy or waive any of the Company's rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind the Company by making any promise not contained in this Policy.

Upon notice to the Owner, the Company may modify the Policy to:

1. conform the Policy or the operations of the Company or of the Variable Account to the requirements of any law (or regulation issued by a government agent) to which the Policy, the Company or the Variable Account is subject);

2. assure continued qualification of the Policy as a life insurance contract under the Code; or

3. reflect a change (permitted by the Policy) in the operation of the Variable Account.

In the event of any such modification, the Company will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

SUSPENSION OR DELAY IN PAYMENTS

The Company usually pays the amounts of any surrender, withdrawals, Death Benefit Proceeds, or settlement options within seven business days after receipt of all applicable Written Notices and/or Due Proofs of Death. However, the Company can postpone such payments if:

         1. the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the exchange is restricted as determined by the SEC; or

         2. the SEC permits, by an order, the postponement for the protection of Owners; or

         3. the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to defer payment of surrenders, withdrawals, Death Benefit Proceeds, or payments under a settlement option until such check or draft has been honored.

The Company has the right to defer payment of any surrender, withdrawal, or transfer of Fixed Policy Value for up to six months from the date of receipt of Your Written Notice.

REPORTS TO OWNERS

At least annually, or more often as required by law, the Company will mail to Owners at their last known address a report showing the following items as of the end of the report period:

         1.   the period covered by the report;

         2.   the current Policy Value, Cash Value and Surrender Value;

         3. the current Variable Policy Value (including each Subaccount Value), Fixed Policy Value and Loan Account Value;

         4.   the current Loan Amount;

         5. any premium payments, withdrawals, or surrenders made, Death Benefit Proceeds paid and charges deducted since the last report;

         6.   current Net Premium Payment allocations; and

         7.   any other information required by law.

Owners may request additional copies of reports from the Company, but the Company reserves the right to charge a fee for such additional copies. In addition, the Company will send written confirmations of premium payments and other financial transactions requested by Owners. Owners will also be sent copies of the annual and semi-annual report to shareholders for each Fund in which they are indirectly invested.

SUPPLEMENTAL BENEFITS AND/OR RIDERS

The following supplemental benefits and/or riders are available and may be added to a Policy. Monthly charges for these benefits and/or riders are deducted from Policy Value as part of the monthly deduction. The supplemental benefits and/or riders available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

CHILDREN'S TERM LIFE INSURANCE RIDER. This rider provides a death benefit payable upon the death of a covered child. This rider has no cash value.

SPOUSE'S TERM LIFE INSURANCE RIDER. This rider provides a death benefit payable upon the death of an Owner's spouse. This rider has no cash value.

DISABILITY BENEFIT RIDER. This rider provides for the waiver of the monthly deduction under the Policy during the total disability of the Owner.

Additional rules and limits apply to these supplemental benefits and/or riders.


                               TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Service.

TAX STATUS OF THE POLICIES

Section 7702 of the Code sets forth a definition of a life insurance contract for federal income tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, the Policy would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Policy issued on a standard basis, the Company believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the section 7702 definition of a life insurance contract. Thus, it is not clear whether or not a Policy issued on a substandard basis would satisfy section 7702, particularly if the Owner pays the full amount of premium payments permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Subaccounts, through the Funds, intend to comply with the diversification requirements prescribed in Treas. Reg. ss. 1.817-5, which affect how each Fund's assets are to be invested. The Company believes that the Subaccounts will, thus, meet the diversification requirements, and the Company will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the subaccounts used to support their policies. In those circumstances, income and gains from the subaccount assets would be includible in the variable policy owner's gross income. The IRS has stated in published rulings that a variable policy owner will be considered the owner of subaccount assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of subaccount assets. For example, an Owner has additional flexibility in allocating Net Premium payments and transferring Policy Value. These differences could result in an Owner being treated as the owner of a pro-rata portion of the assets of the Subaccounts. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the Owner of a pro-rata share of the assets of the Subaccounts.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. The Company believes that the Death Benefit Proceeds and Policy Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit Proceeds under the Policy should be excludible from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a withdrawal, a surrender, a change in Ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of Ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or Beneficiary.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" (discussed below). Whether a Policy is or is not a Modified Endowment Contract, upon a surrender or Lapse of a Policy or when benefits are paid at a Policy's Maturity Date, if the amount received plus the Loan Amount exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, Owners contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

MODIFIED ENDOWMENT CONTRACTS. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts." The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be completely described in this summary. In general, a Policy will be a Modified Endowment Contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a Modified Endowment Contract after a material change. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Policy Value at the time of such change and the additional premium payments made in the seven years following the material change.

Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment Contract. However, at the time that a premium payment is credited which, in the Company's view, would cause the Policy to become a Modified Endowment Contract, the Company will notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Policy will become a Modified Endowment Contract. The Owner will have 30 days after receiving such notification to request the refund.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and partial surrender from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, are treated as distributions from the Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 % additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a Modified Endowment Contract are generally treated as first, recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as Loan Amounts. It is, however, possible that loans in effect after the eleventh Policy Year could be treated as distributions rather than loans.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax rule. If a Policy which is not a Modified Endowment Contract becomes a Modified Endowment Contract, then any distributions made from the Policy within two years prior to the change in such status will become taxable in accordance with the Modified Endowment Contract rules discussed above.

POLICY LOAN INTEREST. Generally, consumer interest paid on any loan under a Policy which is owned by an individual is not deductible. The deduction of interest on other types of Policy loans may also be subject to other restrictions under the Code. A qualified tax adviser should be consulted before deducting any Policy loan interest.

INVESTMENT IN THE POLICY. Investment in the Policy means: (i) the aggregate amount of any premium payments or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Owner.

MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in an Owner's gross income under Section 72(e) of the Code.

              OTHER INFORMATION ABOUT THE POLICIES AND THE COMPANY

SALE OF THE POLICIES

CNA/ISI, which is located at CNA Plaza, Chicago, Illinois 60685, is principal underwriter and distributor of the Policies as well as of other policies issued through other separate accounts of the Company or affiliates of the Company.
CNA/ISI is an affiliate of the Company, is registered with the SEC as a broker-dealer, and is a member of the National Association of Securities
Dealers, Inc. ("NASD"). The Company pays CNA/ISI for acting as principal underwriter under a distribution agreement. The Policies are offered on a continuous basis and the Company does not anticipate discontinuing the offer.

Applications for Policies are solicited by agents who are licensed by applicable state insurance authorities to sell the Company's insurance contracts and who are registered representatives of a broker-dealer having a selling agreement with CNA/ISI. Such broker-dealers generally receive commissions based on a percent of premium payments made (up to a maximum of %__), a percent of Policy Value (up to a maximum of 0.__%), or a combination of these two. The writing agent receives a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. Owners do not pay these commissions.

VOTING PRIVILEGES

In accordance with current interpretations of applicable law, the Company votes Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or the Company otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.

The number of votes that an Owner has the right to instruct is calculated separately for each Subaccount, and may include fractional votes. While the Insured is still living and the Policy is in force prior to the Maturity Date, an Owner holds a voting interest in each Subaccount to which Variable Policy Value is allocated. For each Owner, the number of votes attributable to a Subaccount is determined by dividing the Owner's Subaccount Value by the Net Asset Value Per Share of the Fund in which that Subaccount invests.

After the Maturity Date, the Payee under a Settlement Option has a voting interest in each Subaccount from which variable Settlement Payments are made. For each such Payee, the number of votes attributable to a Subaccount is determined by dividing the liability for future variable Settlement Payments to be paid from that Subaccount by the Net Asset Value Per Share of the Fund in which that Subaccount invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Benchmark Rate of Return and the Settlement Unit value of that Subaccount on the date that the number of votes is determined. As Variable Settlement Payments are made to the Payee, the liability for future payments decreases as does the number of votes.

The number of votes available to an Owner or Payee is determined as of the date coinciding with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Owner or Payee having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Fund in which that Subaccount invests.

Fund shares as to which no timely instructions are received and shares held by the Company in a Subaccount as to which no Owner or Payee has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Policies participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter. Under the 1940 Act, certain actions affecting the Variable Account may require Owner approval. In that case, an Owner will be entitled to vote in proportion to his or her Variable Policy Value.

The Company may, if required by state insurance regulators, disregard Owner and Payee voting instructions if such instructions would require Fund shares to be voted so as to cause a change in sub-classification or investment objectives of a Fund, or to approve or disapprove an investment management agreement or an investment advisory agreement. In addition, the Company may under certain circumstances disregard voting instructions that would require changes in an investment management agreement, investment manager, an investment advisory agreement or an investment adviser of a Fund, provided that the Company reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If the Company ever disregards voting instructions, Owners and Payees will be advised of that action and of the reasons for such action in the next semiannual report for the appropriate Fund.

THE COMPANY DIRECTORS AND EXECUTIVE OFFICERS

The  following  tables  sets  forth  the name,  position  with the  Company  and principal occupations during the past five years of each of the Company's directors and executive officers. All such individuals are located at Continental Assurance Company, CNA Plaza, Chicago, Illinois 60685.

Name (Age)                  Position(s) with the Company and Business Experience
----------                  ----------------------------------------------------
Dennis H. Chookaszian (  )                   Director, Chairman of the Board
                       --

Philip L. Engel (  )                         Director, President
                 --

Peter E. Jokiel (  )                         Director, Senior Vice President,
                  --                         Chief Financial Officer

Donald M. Lowry (  )                         Director, Senior Vice President,
                 --                          General Counsel and Secretary

Donald C. Rycroft (  )                       Director, Group Vice President,
                   --                        Treasurer

William H. Sharkey, Jr. (  )                 Director, Senior Vice President
                         --

William J. Adamson, Jr.  (  )                Senior Vice President
                          --

Bruce B. Brodie (  )                         Senior Vice President
                 --

James P. Flood (  )                          Senior Vice President
                --

Michael C. Garner (  )                       Senior Vice President
                   --

Bernard L. Hengesbaugh (  )                  Senior Vice President
                        --

Jack Kettler (  )                            Senior Vice President
              --

Carolyn L. Murphy (  )                       Senior Vice President
                   --

Wayne R. Smith, III (  )                     Senior Vice President
                     --

Adrian M. Tocklin (  )                       Senior Vice President
                   --

Jae L. Wittlich (  )                         Senior Vice President
                 --



COMPANY HOLIDAYS

The Company is closed on the following days in 1996: New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving Day, and Christmas Day.

STATE REGULATION

The Company is subject to regulation by the Department of Insurance of the State of Pennsylvania, which periodically examines the financial condition and operations of the Company. The Company is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

The Company is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

EXPERTS

The financial statements of the Company included in this prospectus have been audited by [name accountants], independent accountants, whose report thereon is set forth elsewhere herein. Actuarial matters included in this prospectus have been examined by Deloitte & Touche, L.L.P. whose opinion is filed as an exhibit to the registration statement.

LEGAL MATTERS

Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS

No financial statements of the Variable Account are included herein because, as of the date of this Prospectus, the Variable Account had not yet commenced operations, had no assets, and had incurred no liabilities. The financial statements of the Company appear on the following pages. The financial statements of the Company should be distinguished from financial statements of the Variable Account and should be considered only as bearing upon the Company's ability to meet its obligations under the Policies.

                 [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

      ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
                          ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering an Insured of a given age on the Policy Effective Date, would vary over time if Planned Periodic Premium Payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Periodic Premium Payments accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that Net Premiums are allocated equally among the 18 Subaccounts available under the Policy, and that no amounts are allocated to the Fixed Account.

The illustrations reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.___% of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for the Funds accompanying this prospectus.

In addition, the illustrations reflect the daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an effective annual charge of 0.90% during Policy Years 1-10 and 0.45% during Policy Years 11 and later. After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of ____%, ____% and ____%, respectively during Policy Years 1-10 and ___%, ___% and ___%, respectively during Policy Years 11 and later.

The illustrations also reflect the deduction of the Sales Charges, Premium Tax Charge, Federal Tax Charge and the Monthly Deduction for the hypothetical Insured. The Surrender Charge is reflected in the column "Surrender Value." The Company's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that the Company has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Loan Amount or charges for supplemental and/or rider benefits.

The illustrations are based on the Company's [indicate risk class used in illustration]. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

[Insert Illustrations Based on Current and Guaranteed COI Rates - Need Assumed Insureds' Profiles from the Company]

                                    APPENDIX

          EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS 1 AND 2

EXAMPLES OF OPTION 1. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Loan Amount. Under Option 1, a Policy with a $100,000 Specified Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Specified Amount.
Each additional dollar of Policy Value above $40,000 will increase the Death Benefit by $2.50. A Policy with a $100,000 Specified Amount and a Policy Value of $60,000 will provide Death Benefit of $150,000 ($60,000 x 250%); a Policy Value of $80,000 will provide a Death Benefit of $200,000 ($80,000 x 250%); a Policy Value of $100,000 will provide a Death Benefit of $250,000 ($100,000 x 250%).

Similarly, as long as Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $50,000 to $40,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $125,000 to $100,000. If at any time, however, the Policy Value multiplied by the applicable percentage is less than the Specified Amount, the Death Benefit will equal the current Specified Amount of the Policy.

The applicable Policy Value percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the Policy Value percentage would be 185%. The Death Benefit would not exceed the $100,000 Specified Amount unless the Policy Value exceeded approximately $54,054 (rather than $40,000), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

EXAMPLES OF OPTION 2. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Loan Amount. Under Option 2, a Policy with a Specified Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $10,000 will have a Death Benefit of $110,000 ($100,000 + $10,000); a Policy Value of $20,000 will provide a Death Benefit of $120,000 ($110,000 + $20,000). The Death Benefit, however, must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $66,667, the Death Benefit will be greater than the Specified Amount plus Policy Value. Each additional dollar of Policy Value above $66,667 will increase the Death Benefit by $2.50. A Policy with a Specified Amount of $100,000 and a Policy Value of $80,000 will provide a Death Benefit of $200,000 ($80,000 x 250%); a Policy Value of $120,000 will provide a Death Benefit of $300,000 ($120,000 X 250%).

Similarly, any time Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $200,000 to $175,000. If at any time, however, Policy Value multiplied by the applicable percentage is less than the Specified Amount plus the Policy Value, then the Death Benefit will be the current Specified Amount plus the Policy Value.

The applicable Policy Value percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the Policy Value percentage would be 185%. The amount of the Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).


                        TABLE OF POLICY VALUE PERCENTAGES

|======================|=====================|=====================|======================|
|                      |                     |                     |                      |
| Attained             |Attained             | Attained            | Attained             |
|    Age    Percentage |  Age     Percentage |   Age    Percentage |   Age    Percentage  |
|----------------------|---------------------|---------------------|----------------------|
|                      |                     |                     |                      |
|   0-40       250%    |   50        185%    |    60       130%    |    70       115%     |
|                      |                     |                     |                      |
|    41        243%    |   51        178%    |    61       128%    |    71       113%     |
|                      |                     |                     |                      |
|    42        236%    |   52        171%    |    62       126%    |    72       111%     |
|                      |                     |                     |                      |
|    43        229%    |   53        164%    |    63       124%    |    73       109%     |
|                      |                     |                     |                      |
|    44        222%    |   54        157%    |    64       122%    |    74       107%     |
|                      |                     |                     |                      |
|    45        215%    |   55        150%    |    65       120%    |  75-90      105%     |
|                      |                     |                     |                      |
|    46        209%    |   56        146%    |    66       119%    |    91       104%     |
|                      |                     |                     |                      |
|    47        203%    |   57        142%    |    67       118%    |    92       103%     |
|                      |                     |                     |                      |
|    48        197%    |   58        138%    |    68       117%    |    93       102%     |
|                      |                     |                     |                      |
|    49        191%    |   59        134%    |    69       116%    |    94       101%     |
|                      |                     |                     |                      |
|======================|=====================|=====================|======================|


                                     Part II

                           UNDERTAKING TO FILE REPORTS


                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

                  Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors of employees of the depositor. CNA-Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such. Most of the depositor's officers, directors and employees are also officers, directors and/or employees of CNAFC.

                  CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                  CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

                  To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

                  Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.


                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

                  This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940.

                  Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the policies described in the Prospectus.

                  Registrant makes the following representations:

                  (1)      Rule 6e-3(T)(b)(13)(iii)(F) has been relied upon.

                  (2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible or scheduled contracts.

                  (3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Variable Account will benefit the Variable Account and Owners and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

                  (4) The Variable Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

                  The methodology used to support the representation made in paragraph (2) above is based on an analysis of the mortality and expense risk charge contained in other variable life insurance contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.
         The prospectus consisting of 47 pages.
         Undertaking to file reports.
         Rule 484 undertaking.
         Representations pursuant to Rule 6e-3(T).
         The signatures.
         Written consents. **

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         1.
                  A.
                  (1) Resolution of the Board of Directors of Valley Forge Life Insurance Company (the "Company") establishing Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account")**
                  (2)      Not Applicable
                  (3)      (a)      Form of underwriting/distribution agreement
                                    between the Company and CNA Investor
                                    Services, Inc. *
                           (b)      Form of underwriting/distribution agreement
                                    between the Company and CNA Investor
                                    Services, Inc. *
                           (c)      Schedule of Sales Commissions *
                  (4)      Not applicable
                  (5)      (a)      Specimen Individual Flexible Premium
                                    Variable and Fixed Life Insurance Policy
                                    (the "Policy")
                           (b)      Form of Waiver of Monthly Deduction Rider
                           (c)      Form of Term Insurance on Spouse Rider
                           (d)      Form of Term Insurance on Children Rider

                  (6)      (a)      Amended and restated Articles of
                                    Incorporation of the Company **
                           (b)      By-laws of the Company **
                  (7)      Not applicable
                  (8)      (a)      Form of participation agreement between The
                                    Alger American Fund and the Company *
                           (b)      Form of participation agreement between
                                    Variable Insurance Products Fund and the
                                    Company *
                           (c)      Form of participation agreement between
                                    Variable Insurance Products Fund II and the
                                    Company *
                           (d)      Form of participation agreement between MFS
                                    Variable Insurance Trust and the Company *
                           (e)      Form of participation agreement between
                                    SoGen Variable Funds, Inc. and the Company *
                           (f)      Form of participation agreement between Van
                                    Eck Worldwide Insurance Trust and the
                                    Company *
                           (g)      Form of participation agreement between
                                    Insurance Management Series and the
                                    Company *
                  (9)      Not applicable
                  (10)     Policy Application
                  (11) Description of issuance, transfer and redemption procedures *

                  B.       Not applicable

                  C.       Not applicable

         2.       Opinion and Consent of Lynne Gugenheim, Esquire *

         3.       Not applicable

         4.       Not applicable

         5.       Not applicable

         6. Opinion and consent of Edward Turner as to actuarial matters pertaining to the securities being registered *

         7.       (a)      Consent of Deloitte & Touche LLP *
                  (b)      Consent of Sutherland, Asbill & Brennan *

________________________________
*        To be filed by amendment
** Incorporated by reference to the Registration Statement on Form N-4 for Valley Forge Life Insurance Company Variable Annuity Separate Account (File No. 33-________) filed with the Securities and Exchange Commission on February 20, 1996.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Valley Forge Life Insurance Company Variable Life Separate Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, State of Illinois, on this 25th day of March, 1996.


                                    VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE
                                      LIFE SEPARATE ACCOUNT
                                  (Registrant)


                                    VALLEY FORGE LIFE INSURANCE COMPANY
                                  (Depositor)




         S/MARY A. RIBIKAWSKIS                 By:  S/PETER E. JOKIEL
Attest:  _____________________                ____________________________
          Mary A. Ribikawskis                  Peter E. Jokiel
          Assistant Secretary                  Senior Vice President,
                                               Chief Financial Officer,
                                               Director


     Pursuant to the requirements of the Securities Act of 1933, Valley Forge Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned persons in their capacities with Valley Forge Insurance Company therunto authorized, and its seal to be herunto affixed and attested, all in the City of Chicago, State of Illinois, this 22nd day of March, 1996.



          S/MARY A. RIBIKAWSKIS       By:  S/PETER E. JOKIEL
Attest:  _______________________           ___________________________
          Mary A. Ribikawskis              Peter E. Jokiel
          Assistant Secretary              Senior Vice President,
                                           Chief Financial Officer,
                                           Director

     Pursuant to the requirements of the Securities Act of 1933, Valley Forge Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned persons in their capacities with Valley Forge Life Insurance Company thereunto authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, State of Illinois, this 22nd day of March, 1996.

PRINCIPAL OFFICERS

Signature                        Title                                Date
_____________________________    ________________________________    __________________

S/DENNIS H. CHOOKASZIAN
_____________________________    Chairman of the Board,               March 25, 1996
Dennis H. Chookaszian            Chief Executive Officer
                                 Director
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S/PHILIP L. ENGEL
_____________________________    President, Director                  March 25, 1996
Philip L. Engel

S/PETER E. JOKIEL
_____________________________    Senior Vice President,
Peter E. Jokiel                  Chief Financial Officer, Director    March 25, 1996

S/DONALD M. LOWRY
____________________________     Senior Vice President,               March 25, 1996
Donald M. Lowry                  General Counsel, Secretary,
                                 Director

S/DONALD C. RYCROFT
____________________________     Group Vice President, Director       March 25, 1996
Donald C. Rycroft

S/WILLIAM H. SHARKEY, JR.
____________________________     Senior Vice President,               March 25, 1996
William H. Sharkey, Jr.          Director

S/WILLIAM J. ADAMSON, JR.
_____________________________    Senior Vice President                March 25, 1996
William J. Adamson, Jr.

S/BRUCE B. BRODIE
_____________________________    Senior Vice President                March 25, 1996
Bruce B. Brodie

S/JAMES P. FLOOD
_____________________________    Senior Vice President                March 25, 1996
James P. Flood

S/MICHAEL C. GARNER
_____________________________    Senior Vice President                March 25, 1996
Michael C. Garner

S/BERNARD L. HENGESBAUGH
_____________________________    Senior Vice President                March 25, 1996
Bernard L. Hengesbaugh

S/JACK KETTLER
_____________________________    Senior Vice President                March 25, 1996
Jack Kettler

S/CAROLYN L. MURPHY
_____________________________    Senior Vice President                March 25, 1996
Carolyn L. Murphy

S/WAYNE R. SMITH, III
_____________________________    Senior Vice President,                March 25, 1996
Wayne R. Smith, III

S/ADRIAN M. TOCKLIN
_____________________________    Senior Vice President,                March 25, 1996
Adrian M. Tocklin

S/JAE L. WITTLICH
_____________________________    Senior Vice President,                March 25, 1996
Jae L. Wittlich


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